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Brookfield

2025

Brookfield Renewable Partners L.P.

Q2 INTERIM REPORT

OUR OPERATIONS
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders.
Our global diversified portfolio of power assets, of which renewables makes up over 97%, has approximately 47,500 MW of operating capacity and annualized LTA generation of approximately 126,000 GWh and a development pipeline of approximately 231,700 MW.
The table below outlines our portfolio of operating renewables facilities that we own, operate or own an economic interest in as at June 30, 2025:

	River Systems	Facilities	Capacity(1) (MW)	LTA(2) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America(3)
United States	29	139	2,905	11,882	2,559
Canada	19	33	1,368	5,193	1,261
	48	172	4,273	17,075	3,820
Colombia(4)	11	27	3,153	16,348	3,703
Brazil	24	36	850	4,309	—
	83	235	8,276	37,732	7,523
Wind(5)
North America	—	59	7,158	22,614	—
Europe	—	77	5,360	17,879	—
Brazil	—	37	890	3,909	—
Asia–Pacific	—	88	3,872	10,693	—
	—	261	17,280	55,095	—
Utility-scale solar(6)	—	318	14,247	26,945	—
Distributed generation & storage(7)	1	7,397	5,738	4,505	1,433
Total renewable power	84	8,211	45,541	124,277	8,956
(1)Includes Assets held for sale. Refer to Refer to Note 4 - Assets held for sale.
(2)LTA is calculated based on our portfolio as at June 30, 2025, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(3)Includes three battery storage facilities in North America (36 MW).
(4)Includes two wind plants (32 MW) and five solar plants (199 MW) in Colombia.
(5)Excludes 356 MW of wind capacity with an LTA of 911 GWh, included in our sustainable solutions segment.
(6)Excludes 252 MW of solar capacity with an LTA of 462 GWh, included in our sustainable solutions segment.
(7)Includes nine fuel cell facilities in North America (10 MW) and pumped storage in North America (666 MW).
We also have investments in our sustainable solution portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity.

The following table presents the total annualized long-term average generation of our operating renewables facilities we own, operate, or own an economic interest in as at June 30, 2025 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,370	3,435	2,166	2,911	11,882
Canada	1,239	1,493	1,240	1,221	5,193
	4,609	4,928	3,406	4,132	17,075
Colombia(2)	3,757	4,090	3,992	4,509	16,348
Brazil	1,059	1,073	1,087	1,090	4,309
	9,425	10,091	8,485	9,731	37,732

Wind	14,694	13,340	11,732	15,329	55,095

Utility-scale solar	5,692	7,629	8,041	5,583	26,945

Distributed generation & storage	985	1,354	1,286	880	4,505

Total(3)	30,796	32,414	29,544	31,523	124,277
(1)LTA is calculated based on our portfolio as at June 30, 2025 reflecting all renewables facilities we own, operate, or own an economic interest in on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and five solar plants (453 GWh) in Colombia.
(3)Excludes 462 GWh solar and 911 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.

The following table presents the annualized long-term average generation of our operating renewables facilities we own, operate, or own an economic interest in as at June 30, 2025 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,217	2,352	1,465	1,948	7,982
Canada	1,014	1,214	984	962	4,174
	3,231	3,566	2,449	2,910	12,156
Colombia(2)	850	919	897	1,012	3,678
Brazil	956	968	981	983	3,888
	5,037	5,453	4,327	4,905	19,722

Wind	2,560	2,426	2,020	2,664	9,670

Utility-scale solar	1,182	1,705	1,820	1,166	5,873

Distributed generation	281	404	387	255	1,327

Total(3)	9,060	9,988	8,554	8,990	36,592
(1)LTA is calculated based on our portfolio as at June 30, 2025 reflecting all renewables facilities we own, operate, or own an economic interest in on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (39 GWh) and five solar plants (102 GWh) in Colombia.
(3)Excludes 19 GWh solar and 39 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "Part 8 – Presentation to Stakeholders and Performance Measurement". We make use of non-IFRS measures in this Interim Report – see "Part 8 – Presentation to Stakeholders and Performance Measurement". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR+'s website at www.sedarplus.ca.

.Letter to Unitholders .

We had a strong second quarter, delivering robust operating results and executing on key transactions that advanced our commercial initiatives and delivered on our growth strategy, all while maintaining a strong balance sheet and liquidity position. We continue to diversify our business, investing in high quality platforms and mature technologies that will support the accelerating demand for power globally over the long term.
We further solidified our position as a partner of choice to deliver power to the global technology players, with the signing of a first of its kind agreement with Google to deliver up to 3,000 megawatts of hydroelectric capacity across the United States. The Google Hydro Framework Agreement (“HFA”) follows on our landmark 10,500-megawatt Renewable Energy Framework Agreement (“REFA”) with Microsoft last year and is a testament to our unique capabilities and demonstrates our credibility with the largest buyers of power in the world.
This quarter, we also agreed to invest up to $1 billion to acquire an approximately 15% additional stake in Isagen, our Colombian hydro platform, growing our exposure to a large scale, derisked, critical infrastructure business. This accretive transaction enables us to increase our interest in an irreplaceable fleet of hydro assets that generate 24/7 baseload power and deliver significant, stable and contracted cash flows. Isagen has been one of our top performing platforms since our initial investment in 2016 and the outlook remains strong.
We continue to execute on our capital recycling initiatives, selling assets that will generate proceeds of ~$1.5 billion (~$400 million net to Brookfield Renewable), providing capital to support future growth while delivering strong returns at or above our target levels. We closed the sale of a 25% stake in our Shepherds Flat wind farm and reached agreements to divest two 25% stakes in a U.S. hydro portfolio. Further, in Australia, we closed the previously announced sale of a portfolio of Victoria-based renewables assets, along with the sale of other wind assets in the region, demonstrating the significant early progress of our asset recycling program in our recently acquired Australian platform within Neoen.
Based on these transactions and a robust pipeline of advanced sales processes, by year end we expect to have committed or executed monetization transactions that will collectively exceed last year’s proceeds, while delivering strong returns. These proceeds represent a highly accretive source of capital with which to fund the attractive investments we see in today’s market, such as National Grid Renewables, Neoen, and most recently, the opportunity to invest more capital in Isagen.
With the recent passing of the One Big Beautiful Bill (“OBBB”) in the U.S. and the evolving global trade landscape, our business remains well positioned to extend our leadership position. The recent changes benefit our hydro, nuclear and storage businesses and more broadly favour those with the scale, capital and capabilities to manage a more uncertain environment.
We have been preparing for potential changes in the tax credit eligibility of our projects for some time and now have deployed a safe harboring strategy that will secure credit eligibility for nearly all our projects in the U.S. through to the end of 2029. In executing this strategy, we are staying true to our approach to development, focusing on ensuring we have a strong line of sight on both our costs and revenues for each project, with a particular focus on minimizing the capital at risk, while protecting our ability to deliver on our target returns.
Looking ahead, the outlook for our business remains robust. Our conviction stems from the exceptionally strong demand for power, which will require significant development of all forms of energy, and our focus on the lowest-cost, most mature renewable technologies that remain competitive in all regulatory environments.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Additional highlights for the quarter include:
•Generated FFO of $371 million, or $0.56 per unit, up 10% year-over-year benefiting from strong underlying operating results. We continue to expect to deliver on our 10%+ FFO per unit growth target for the year.

•Advanced commercial priorities securing contracts to deliver an incremental ~4,300 gigawatt hours per year of generation and signed the first of its kind HFA with Google to deliver up to 3,000 megawatts of hydroelectric capacity in the U.S.

•Committed or deployed up to $2.6 billion (~$1.1 billion net to Brookfield Renewable) across multiple investments, including growing our exposure to critical, scale, baseload power generating assets.

•Continued to execute our asset recycling program, generating ~$1.5 billion (~$400 million net to Brookfield Renewable) in expected proceeds since the start of the second quarter, delivering strong returns and proceeds for reinvestment into growth.

•Strengthened our balance sheet and ended the quarter with ~$4.7 billion in liquidity. The quarter was highlighted by the issuance of C$250 million of 30-year hybrid notes at the tightest corporate hybrid new issue spread and reset spread ever in Canada. We also successfully executed a €6.3 billion (~$7 billion) project financing for Polenergia’s offshore wind development in Poland, the largest ever project financing for our business.

We Are The Partner of Choice To The Largest Buyers Of Power Globally
Over the past decade, we have positioned our business to partner with the largest buyers of clean power globally. We are focused on investing in the lowest cost, and most critical technologies, in markets with the greatest demand, while differentiating ourselves by delivering scale, tailored solutions to our customers. In the past two years alone, we have nearly doubled our annual contracted capacity to corporate customers, strengthening our credibility and relationships in the process.
As digitalization and AI continue to reshape industries, demand for energy in developed markets is surging at a pace not seen since the industrial revolution, propelled by the growth of the global hyperscalers. These players are investing in data centers in their home market in the U.S. and strategically across the globe, resulting in the need for vast amounts of incremental round-the-clock power. As energy demand accelerates, the technologies required to meet this demand, while also supporting the reliability of the grid, are becoming more apparent.
We are strategically invested in the technologies that are required to meet both accelerating energy demand and support reliability of the grid, while enabling increased deployment of low-cost wind and solar. Today, we are one of the largest private operators of hydro facilities globally—a technology that is core to our business and which we have owned and operated for decades. We also have significant capabilities in the nuclear sector through our ownership in Westinghouse, a leading provider of mission-critical technology, services and products to the nuclear industry. And, lastly, we are now one of the largest operators and developers of batteries globally with our acquisition of Neoen that we closed earlier this year.
We are seeing the importance of these technologies recognized with their favourable treatment in the OBBB, which largely maintained their full tax credit eligibility, as well as other recent developments that highlight their critical nature. Notably, technology companies are now contracting hydro and nuclear generation at scale, there have been recent executive orders in the U.S. to fast-track new nuclear capacity development, and there has been significant progress on new-build nuclear reactor projects across Europe.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

We are beginning to see our strategic positioning over the past several years lead to truly differentiated opportunities for our business. This quarter, we signed the HFA with Google to deliver up to 3,000 megawatts of hydro capacity, the largest framework agreement for the purchase of hydroelectricity ever. We signed the first two contracts under this agreement for 670 megawatts of capacity from our Holtwood and Safe Harbor facilities at the Energy Summit with President Trump and Senator McCormick in July, securing 20-year contracts that deliver strong all-in prices and provide a near-term path to upfinancing the assets.
The HFA, along with our REFA signed in May 2024 with Microsoft to deliver over 10,500 megawatts of renewable energy capacity across the U.S. and Europe, are two of the largest partnerships of their kind and these agreements underscore the demand for our assets, depth of our capabilities and the credibility earned amongst the best global businesses and technology companies.
After the quarter end, we agreed to increase our stake in our Colombian platform, Isagen, which consists primarily of fourteen operating hydro assets. The business generates almost 20% of Colombia’s electricity, and we continue to identify opportunities to drive performance improvements by leveraging our commercial relationships and marketing expertise. Our investment of up to $1 billion increases our ownership to approximately 38% and increases our exposure to a highly cash-generative, essential infrastructure business. The investment is anticipated to be approximately 2% accretive to our FFO per unit in 2026.
Our deep expertise as both an operator and investor in hydro, battery storage, and nuclear positions us strongly—not only to the benefit of our current business, but also to capitalize on future investment opportunities where we have unique competitive advantages and market leadership.
Going forward, we will continue to be active investing in the critical technologies that are required to support growing energy demand and the reliability of the grid, as well as working more with the largest buyers of power given our deep expertise, differentiated capabilities and asset base. This should assist our customers in achieving their critical path initiatives for growth, while propelling ours.
We Continue To Execute Monetizations That Deliver Strong Returns
During the quarter we continued to deliver on our capital recycling initiatives, securing strong returns and locking in the value we have created across our platforms. As we continue to ramp up our development activities, we expect our asset recycling to also increase with a larger portfolio of derisked, cash flowing infrastructure assets that are attractive to private investors with a lower cost of capital. We are now seeing the return of an increasingly strong market for monetizations and expect to be very active throughout the second half of the year.
Continuing recent momentum, this quarter we successfully closed the sale of another 25% of our Shepherds Flat wind farm, delivering strong returns. In July, we reached agreements to sell two 25% stakes in a portfolio of stable, operating U.S. hydro assets at an attractive valuation, crystallizing the value created through years of operational enhancements. Since acquiring the assets over ten years ago, we improved the performance by making high returning investments in turbine parts and monitoring systems and leveraging our power marketing expertise to more efficiently contract and manage generation. The sales of the two stakes will generate ~$520 million in expected proceeds ($250 million net to Brookfield Renewable), generating strong compound returns at the top end of our target range, and approximately 3 times our invested capital since acquisition. We expect to close the transactions at the end of 2025.
In Australia, we have made significant progress implementing our asset rotation strategy at our recently acquired development platform within Neoen, having signed or executed multiple sales at prices in line or ahead of our underwriting. These transactions will generate ~$660 million in expected proceeds ($~60 million net to Brookfield Renewable) and demonstrate how we utilize asset recycling to accretively fund and accelerate the growth of our development businesses.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Based on our advanced pipeline and the robust demand for high-quality stabilized assets produced by our development platforms, we expect total asset sale proceeds from transactions closed or signed in 2025 to exceed last year, with returns at or above our targets, illustrative of the increasing and recurring nature of asset monetizations as a highly accretive way to fund our growth.
Operating Results
In the second quarter, we generated record FFO of $371 million, or $0.56 per unit, representing a 10% increase year-over-year. The strong performance was driven by robust operating results across our portfolio. Looking to the rest of 2025, we expect to achieve our 10%+ FFO per unit annual growth target.
Our hydroelectric segment delivered FFO of $205 million, up over 50% year-over-year on strong performance from our U.S. and Colombian fleets with hydrology that was above the long-term average (“LTA”). The outperformance reflects a rebound from a challenging prior year for hydrology and is in line with our expectations of a reversion to the mean over the long term. The strong performance from our hydros bodes well for our overall results this year and going into 2026 given the typical multi-year cycle we see in the hydrology of our fleet.
Our wind and solar segments generated a combined FFO of $184 million with growth from development and acquisitions mostly offsetting the sale of one of our businesses and gains we recognized last year on the sale of development assets.
Our distributed energy, storage, and sustainable solutions segments contributed $118 million of FFO up almost 40%, driven by strong results from Westinghouse as the business continues to benefit from the growing global demand for nuclear energy. As global investment in nuclear increases, we expect to benefit given our leading position with half of the global operating fleet using reactors derived from Westinghouse technology.
Balance Sheet & Liquidity
We ended the quarter with approximately $4.7 billion of available liquidity, providing strong flexibility for the business. We continue to employ a prudent approach to financing, enabling us to pursue growth opportunistically. Year-to-date, we have successfully completed $19 billion of financings across the business, extending maturities and optimizing our capital structure.
In June, we were successful issuing C$250 million of 30-year hybrid notes at a coupon of 5.37% with a 5-year reset at the Government of Canada yield plus a spread of 246-bps. The issuance represents the tightest corporate hybrid new issue spread and reset spread ever in Canada.
The issuance aligns with our strategy of conservatively accessing the market to optimize our capital structure as our cash flows increase. With the issuance we extended our debt maturity profile while maintaining our strong investment grade rating.
Also during the quarter, we successfully executed Brookfield Renewable’s largest ever project financing, raising €6.3 billion (~$7 billion) for our offshore wind development in Poland. We further demonstrated the strong demand for our high-quality assets and businesses, raising a $435 million long-term, fixed rate private placement for a strategic U.S. hydro asset at our lowest credit spread in 5-years for this type of financing in an offering that was multiple times oversubscribed. These financings are indicative of the strong support from lenders for derisked infrastructure assets and our significant access to scale capital.
Communication With You
In response to investor feedback and with the goal of simplifying and streamlining our communications, we will transition to publishing a comprehensive Brookfield investor letter on a quarterly basis, beginning with our third quarter reporting. This new format will take the place of our current shareholder letter and will cover the most important themes and strategic developments across all of Brookfield, including topics

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

most relevant to Brookfield Renewable. The letter will be published at the end of Brookfield’s reporting cycle to cover all themes and updates across all parts of Brookfield and its affiliates.
We believe this approach will make it easier for investors to stay current on the full breadth of activity across Brookfield through a single, consolidated update.
We will continue to provide timely updates throughout the year via our quarterly press releases and earnings calls with management. In addition, we will also publish a standalone Brookfield Renewable investor letter on an annual basis alongside our fourth quarter results.
Outlook
Our business continues to perform well and the demand outlook for energy is robust. We remain focused on delivering our target 12 to 15% long-term total returns for investors while remaining disciplined allocators of capital and leveraging our strengths to access unique opportunities in the most attractive technologies and regions.
On behalf of the Board and management, we thank all our unitholders and shareholders for their ongoing support and look forward to updating you on our progress throughout the remainder of the year.
Sincerely,

Connor Teskey
Chief Executive Officer
August 1, 2025

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, “Brookfield Renewable”) is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets.
Our strategy is to utilize our global reach, scale capital and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally with a strong track record of value creation. Brookfield Renewable has a 24-year track record as a publicly traded operator, developer and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 5,270 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in sustainable solutions, comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, DG and storage facilities in North America, South America, Europe and Asia-Pacific, and our total power portfolio consists of approximately 47,500 megawatts of installed capacity. We also have a large global development pipeline of approximately 231,700 megawatts. We also have investments in our sustainable solution portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following charts illustrate normalized funds from operations on a proportionate basis(1):
(1) Figures based on FFO adjusted to long-term average funds from operation for the last twelve months, proportionate to Brookfield Renewable.
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, energy storage and distributed generation and other sustainable solutions assets:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium and differentiated technology as one of the longest life, lowest-cost and cleanest forms of power generation. Hydroelectric plants have high cash margins and storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind and utility-scale solar generation facilities provide exposure to some of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Distributed Generation. Our energy storage facilities provide the markets in which they are located with critical services to the grid including dispatchable generation, and our distributed generation assets provide independent, secure, behind the meter power solutions to customers.
•Sustainable Solutions. Our sustainable solutions assets, such as carbon capture, renewable natural gas capacity, our nuclear service business and our eFuels business, are helping corporates and countries enhance their operations and achieve their net-zero goals.
With our scale, diversity, operating and development capabilities and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies. Our large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our investors.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Best-in class operators and developers. Brookfield Renewable has approximately 5,270 experienced operators (inclusive of employees employed by our consolidated portfolio companies) that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our development activities as we build out our approximately 231,700 MW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in material recycling, CCS, RNG, eFuels and others. Increasingly, the combination of our operating and developing capabilities combined with our growth pipeline is differentiating our business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our business.
Positioned to meet growing demand for power, accelerate decarbonization and improve the stability of electricity grids. Electricity demand is accelerating as a result of growth in digitalization and electrification, and renewables, which are the lowest cost source of bulk power generation in most regions, the most readily deployable to meet near term demand and aligned with net zero targets, are the most viable solution. We are positioned to meet this demand with our large, diverse global development pipeline and differentiated capabilities. In addition to power demand growth, renewables help mitigate the risks posed by climate change and energy security, which are viewed as two of the most significant and urgent issues facing the global economy. Climate change and energy insecurity pose immense risks to the safety and security of communities and to our collective economic prosperity. In response, governments and corporates have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and corporates to help them achieve their decarbonization goals.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle and flexibility to opportunistically deploy capital. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 15% and approximately 90% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 14 years and 11 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are effectively fixed rate and only 10% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at June 30, 2025 is $4.7 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth and an attractive long term distribution profile. We have diverse, reliable and derisked cash flow growth levers that help enable our stable distribution growth target of 5% to 9% annually. Our business is funded by internally generated cash flows, asset recycling and upfinancing which support organic development and acquisition activities that contribute to cash flow growth. Our operating cash flows also have embedded growth levers including inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives.
Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions focused on downside protection and preservation of capital, leveraging Brookfield’s team of over 150 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, our strategic relationship with Brookfield, and our liquidity and capitalization profile.
Differentiated approach to asset development and asset management. We employ a conservative, differentiated approach with respect to asset development and management whereby we look to remove what we call “basis risk” before committing significant capital. To do this, we look to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so we have strong visibility on cash flows and can lock-in our target returns. Where possible, we look to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty and provide strong visibility to our cash flows.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Management’s Discussion and Analysis
For the three and six months ended June 30, 2025
This Management’s Discussion and Analysis for the three and six months ended June 30, 2025 is provided as of August 1, 2025. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield Wealth Solutions, class A.2 BRHC exchangeable non-voting shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) “BRHC” held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and class A.2 exchangeable shares, and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, COP and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and Australian dollars respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description of our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q2 2025 Highlights	14	Part 5 – Liquidity and Capital Resources (continued)
		Borrowings	34
Part 2 – Financial Performance Review on Consolidated Information	16	Capital expenditures	35
		Consolidated statements of cash flows	36
		Shares and units outstanding	37
Part 3 – Additional Consolidated Financial Information	18	Dividends and distributions	38
Summary consolidated statements of financial position	18	Contractual obligations	38
Related party transactions	19	Supplemental guarantor financial information	38
Equity	22	Off-statement of financial position arrangements	39

Part 4 – Financial Performance Review on Proportionate Information	24	Part 6 – Selected Quarterly Information	40
		Summary of historical quarterly results	40
Proportionate results for the three months ended June 30	24
Reconciliation of non-IFRS measures	29	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	45
Contract profile	32
		Part 8 – Presentation to Stakeholders and Performance Measurement	47
Part 5 – Liquidity and Capital Resources	33
Capitalization	33	Part 9 – Cautionary Statements	51
Available liquidity	33

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PART 1 – Q2 2025 HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024
Select financial information
Revenues	$1,692	$1,482	$3,272	$2,974
Net loss attributable to Unitholders(1)	(112)	(154)	(309)	(274)
Basic and diluted loss per LP unit(2)	(0.22)	(0.28)	(0.58)	(0.51)
Proportionate Adjusted EBITDA(3)	700	629	1,325	1,204
Funds From Operations(3)	371	339	686	635
Funds From Operations per Unit(3)(4)	0.56	0.51	1.04	0.96
Distribution per LP unit	0.37	0.36	0.75	0.71

Operational information
Capacity (MW)	47,549	34,189	47,549	34,189
Total generation (GWh)
Long-term average generation	31,450	24,895	61,926	47,828
Actual generation	30,650	21,467	59,658	42,688

Proportionate generation (GWh)
Actual Renewable generation	9,542	8,298	18,212	16,759
(1)For the three and six months ended, includes $63 million and $164 million loss attributed to Limited Partner equity, $40 million and $103 million loss attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $44 million and $112 million loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $35 million and $70 million of income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three and six months ended June 30, 2025 were 283.8 million and 284.3 million, respectively (2024: 285.2 million and 286.0 million, respectively).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three and six months ended June 30, 2025 were 661.9 million and 662.4 million, respectively (2024: 663.3 million and 664.1 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	June 30, 2025	December 31, 2024
Liquidity and Capital Resources
Available liquidity	$4,677	$4,320
Debt to capitalization – Corporate	15%	15%
Debt to capitalization – Consolidated	42%	40%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	90%	91%
Fixed rate debt as a percentage of total borrowings on a proportionate basis(1)	98%	95%
Corporate borrowings
Weighted average debt term to maturity	14 years	12 years
Weighted average interest rate	4.6%	4.5%
Non-recourse borrowings on a proportionate basis
Weighted average debt term to maturity	11 years	11 years
Weighted average interest rate	5.6%	5.4%
(1)Total floating rate debt as a percentage of total borrowings is 12% (2024: 13%) of which 10% (2024: 8%) is related to floating rate debt of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Operations
Funds From Operations of $371 million or $0.56 on a per Unit basis is higher than the prior year driven by:
•Strong performance from our North American and Colombian hydro fleets with generation that was above the long-term average;
•Contributions from growth, both from acquisitions and over 7,700 MW of new development projects reaching commercial operation in the past 12 months; and
•Stable and growing contracted, inflation linked cash flows from our global operating fleet
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders for the three months ended June 30, 2025 was $112 million.
We will continue to monitor and assess potential impacts from tariffs and leverage our large global supply chain and strong relationships with domestic U.S. suppliers to mitigate future impacts.
We continued to be a global partner of choice to procure clean power:
•Signed a Hydro Framework Agreement with Google to deliver up to 3,000 megawatts of hydroelectric capacity in the U.S., including the first two contracts for 670 MW of capacity; and
•Advanced commercial priorities securing contracts to deliver an incremental ~4,300 gigawatt hours per year of generation.
Liquidity and Capital Resources
Our significant access to scale capital and strong investment grade balance sheet with BBB+ credit rating continues to differentiate our franchise and support our growth initiatives
•Our financial position remains strong with $4.7 billion of available liquidity at the end of the quarter;
•We successfully issued C$250 million of 30-year hybrid notes at a coupon of 5.37% with a 5-year reset at the Government of Canada yield plus a spread of 246-bps ;
•Together with our institutional partners, we successfully executed €6.3 billion (~$7 billion) in project financing in Poland, the largest ever project financing for our business; and
•Year-to-date we have successfully completed $19 billion of financings, extending maturities and optimizing our capital structure
Continued to execute on our asset recycling program, selling assets that will generate proceeds of ~$1.5 billion (~$400 million net to Brookfield Renewable) including:
•Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in an 845 MW portfolio of wind assets in the United States for proceeds of approximately of ~$200 million (~$50 million net to Brookfield Renewable); and
•Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, reached agreements to sell two 25% interests in a portfolio of 450 MW portfolio of operating hydroelectric assets in the U.S. for expected proceeds of approximately $520 million (~$250 million net to Brookfield Renewable)
Growth and Development
Together with our institutional partners, we have deployed or committed to deploy up to $2.6 billion (~$1.1 billion net to Brookfield Renewable) across multiple investments, adding leading platforms and assets in the U.S. and globally, including:
•Subsequent to the quarter, Brookfield Renewable agreed to acquire up to an incremental 15% ownership in Isagen S.A. E.S.P. for up to $1 billion. The closing of this transaction is expected to occur in the third quarter of 2025. Brookfield Renewable will continue to consolidate this business.

We continue to accelerate our development activities
•We delivered ~7,700 MW of capacity during the last twelve months and expect to bring on a total of ~8,000 MW of new renewable capacity in 2025

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024
Revenues	$1,692	$1,482	$3,272	$2,974
Direct operating costs	(699)	(618)	(1,374)	(1,252)
Management service costs	(56)	(53)	(105)	(98)
Interest expense	(624)	(489)	(1,233)	(965)
Depreciation	(609)	(517)	(1,192)	(1,019)
Income tax recovery (expense)	197	(19)	283	(33)
Net income (loss)	$100	$(88)	$(8)	$(158)

	Average FX rates to USD
C$	1.38	1.37	1.41	1.36
	€0.88	0.93	0.92	0.92
R$	5.67	5.22	5.76	5.09
COP	4,198	3,927	4,195	3,921
Variance Analysis For The Three Months Ended June 30, 2025
Revenues totaling $1,692 million represents an increase of $210 million over the same period in the prior year as the growth of our business, inflation escalation on our contracted generation, the benefits of strong hydrology from our U.S., Canadian, and Colombian hydroelectric assets, was partially offset by recently completed asset sales. Recently acquired and commissioned facilities that we consolidate contributed 3,834 GWh of generation and $270 million to revenues, partly offset by our recently completed asset sales that reduced generation by 1,270 GWh and revenues by $104 million. On a same store, constant currency basis, revenue increased by $69 million as the benefits from higher resources at our U.S., Canadian, and Colombia hydroelectric assets and our wind portfolio, as well as inflation escalation on our contracted generation in Canada, Brazil and Colombia, were partially offset by lower hydrology at our Brazil business, and lower spot prices on our uncontracted Colombian generation caused by higher system-wide hydrology.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $25 million, which was partly offset by a $11 million favorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $699 million represents an increase of $81 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities, which were partially offset by our recently completed asset sales and the above noted strengthening of the U.S. dollar.
Management service costs totaling $56 million represents an increase of $3 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $624 million represents an increase of $135 million over the same period in the prior year due primarily to recent acquisitions, including the cost of temporary bridge funding associated with the acquisition of Neoen that is attributable to our institutional partners and financing initiatives to fund development activities, partially offset by the above noted strengthening of the U.S. dollar.
Depreciation expense totaling $609 million represents an increase of $92 million over the same period in the prior year due to the growth of our business.
Deferred tax recovery totaling $181 million represents an increase of $184 million over the same period in the prior year due to the simplification of Neoen’s organizational that resulted in a deferred income tax recovery of $161 million.
Net income totaling $100 million represents an increase of $188 million over the prior year primarily due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Variance Analysis For The Six Months Ended June 30, 2025
Revenues totaling $3,272 million represents an increase of $298 million over the same period in the prior year as the growth of our business, inflation escalation on our contracted generation, the benefits of strong hydrology from our U.S., Canadian, and Colombian hydroelectric assets, was partially offset by recently completed asset sales. Recently acquired and commissioned facilities that we consolidate contributed 7,447 GWh of generation and $509 million to revenue, offset by recently completed asset sales that reduced generation by 1,765 GWh and revenue by $165 million. On a same store, constant currency basis, revenues increased by $38 million as the benefits from higher resources at our U.S., Canadian, and Colombia hydroelectric assets and wind portfolio, as well as inflation escalation on our contracted generation in Canada, Brazil and Colombia, partially offset by lower hydrology at our Brazil business and lower spot prices on our uncontracted Colombian generation caused by higher system-wide hydrology.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $84 million, which was partly offset by a $50 million favorable foreign exchange impact on our direct operating costs and interest expense for the year.
Direct operating costs totaling $1,374 million represents an increase of $122 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities, which were partially offset by our recently completed asset sales and the above noted strengthening of the U.S. dollar.
Management service costs totaling $105 million represents an increase of $7 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $1,233 million represents an increase of $268 million over the same period in the prior year due primarily to recent acquisitions, including the cost of temporary bridge funding associated with the acquisition of Neoen that is attributable to our institutional partners and financing initiatives to fund development activities, partially offset by the above noted strengthening of the U.S. dollar.
Depreciation expense totaling $1,192 million represents an increase of $173 million over the same period in the prior year due to the growth of our business.
Deferred tax recovery totaling $226 million represents an increase of $215 million over the same period in the prior year due to the simplification of Neoen’s organizational that resulted in a deferred income tax recovery of $161 million.
Other during the period included stamp duties levied upon reaching prescribed ownership thresholds in certain jurisdictions Neoen operates that were factored into our underwriting.
Net loss totaling $8 million represents an increase of $150 million over the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2025	December 31, 2024
Current assets	$7,806	$8,835
Equity-accounted investments	3,709	2,740
Property, plant and equipment, at fair value	76,351	73,475
Assets held for sale	1,756	2,049
Total assets	98,601	94,809
Corporate borrowings	4,563	3,802
Non-recourse borrowings	33,190	30,588
Deferred income tax liabilities	8,682	8,439
Liabilities directly associated with assets held for sale	886	1,036
Total liabilities and equity	98,601	94,809
	Spot FX rates to USD
C$	1.36	1.44
	€0.85	0.97
R$	5.46	6.19
COP	4,070	4,409
Property, plant and equipment & Equity-accounted investments
Property, plant and equipment totaled $76.4 billion as at June 30, 2025 compared to $73.5 billion as at December 31, 2024, representing an increase of $2.9 billion. Our acquisition of a fully integrated developer and operator of renewable power assets in the United States increased property, plant and equipment by $0.5 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $3.3 billion, and the strengthening of the U.S. dollar versus most currencies increased property, plant and equipment by $3.0 billion. These increases were partially offset by disposals and assets reclassified to held for sale, including the sale of an additional 25% interest in a 845 MW portfolio of wind assets in the United States that resulted in its deconsolidation and decreased property, plant and equipment by $2.7 billion and depreciation expense that decreased property, plant and equipment by $1.2 billion.
Equity-accounted investments totaled $3.7 billion as at June 30, 2025, compared to $2.7 billion as at December 31, 2024, representing an increase of $1 billion from the integration of a recently acquired operator and developer in the U.S., the reclassification of a portfolio of operating wind facilities to equity-accounted investments following the sale of a partial interest and corresponding deconsolidation and strengthening of the U.S. dollar, partially offset by distributions, investments reclassified as held for sale, and the dissolution of a joint venture.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $1.8 billion and $0.9 billion, respectively, as at June 30, 2025 and are comprised of a 633 MW under construction solar asset in India, a 50% interest in a multi-national distributed generation development business with a 200 MW portfolio of operating and under construction assets, and a 315 MW portfolio of operating wind assets in Australia. Assets held for sale also includes a 650 MW portfolio of wind, solar and battery assets in Australia that were classified as held for sale upon the acquisition of Neoen.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield and their related parties.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2025 (December 31, 2024: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and six months ended June 30, 2025 totaled nil (2024: nil).
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by Brookfield Renewable. These financings are typically provided at market rates and as at June 30, 2025, $68 million of non-recourse borrowings (December 31, 2024: $65 million) and $7 million of corporate borrowings (December 31, 2024: $7 million) were due to Brookfield Wealth Solutions. Brookfield Wealth Solutions has also subscribed to tax equity financing of $27 million (December 31, 2024: $1 million) and preferred limited partners equity of $11 million (December 31, 2024: $10 million). As at June 30, 2025, Brookfield Renewable had $359 million (December 31, 2024: $348 million) of borrowings from Brookfield Wealth Solutions classified as due to related party.
During the second quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to a $100 million tax equity financing through a preferred equity structure with Brookfield Wealth Solutions on an arm’s length basis. As at June 30, 2025, $14 million was recognized as a financial liability on the consolidated statements of financial position.
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. These agreements are typically entered into at market rates. During the three and six months ended June 30, 2025, Brookfield Renewable transferred nil and $19 million, respectively (2024: nil and nil, respectively) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 52 MW utility-scale solar asset in Jamaica owned by Neoen to an associate of Brookfield Renewable for proceeds of approximately $19 million (approximately $2 million net to Brookfield Renewable). The asset was subject to a pre-existing sale and purchase agreement negotiated at arms’ length that was entered into prior to Brookfield Renewable acquiring Neoen and therefore no gain or loss was recorded as a result of the transaction.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Subsequent to the quarter, Brookfield Renewable agreed to acquire up to an incremental 15% ownership in Isagen S.A. E.S.P. from a Brookfield affiliate, at a value equivalent to a third party purchase price, for up to $1 billion. The closing of this transaction is expected to occur in the third quarter of 2025. Brookfield Renewable will continue to consolidate this business.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 50% interest in a 450 MW portfolio of operating hydroelectric assets in the U.S. for expected proceeds of approximately $522 million ($250 million net to Brookfield Renewable), of which 25% was sold to an affiliate of Brookfield at a value equivalent to what was agreed to with the third party that acquired the other 25% interest in the portfolio. Brookfield Renewable will maintain control of the portfolio subsequent to the partial sale. The closing of this transaction is subject to customary closing conditions.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2024 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
Revenues
Power purchase and revenue agreements	$(2)	$(8)	$24	$8
Development services	3	—	14	—
	$1	$(8)	$38	$8
Other income
Distribution income	$17	$1	$29	$3
Interest and other investment income	—	—	5	—
	$17	$1	$34	$3

Direct operating costs
Other related party services	$—	$(5)	$(7)	$(5)

Interest expense
Borrowings	$(32)	$(13)	$(112)	$(27)
Contract balance accretion	(9)	(9)	(19)	(17)
	$(41)	$(22)	$(131)	$(44)
Other
Other related party services (expense) income	$(1)	$2	(2)	3
Financial instrument gain	6	—	6	2
	$5	$2	$4	$5

Management service costs	$(56)	$(53)	$(105)	$(98)

Current income tax
Investment tax credits	$—	$—	$19	$—

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	June 30, 2025	December 31, 2024
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$72	$65
Due from related parties
Amounts due from	Brookfield(1)	$355	$573
	Equity-accounted investments and other(2)	696	300
		$1,051	$873
Assets held for sale	Equity-accounted investments and other	$—	$125
Financial instrument assets	Brookfield	$45	$38
Non-current assets
Other long-term assets
Contract asset	Brookfield	$237	$250
Due from related parties	Equity-accounted investments and other	11	8
Current liabilities
Contract liability	Brookfield	$57	$47
Due to related parties
Amounts due to	Brookfield(3)	$4,944	$4,005
	Equity-accounted investments and other	2,018	684
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	45	43
		$7,130	$4,855
Liabilities held for sale	Equity-accounted investments	$—	$31
Non-current liabilities
Financial instrument liabilities	Brookfield	$10	$13
	Brookfield Wealth Solutions	27	1
Due to related parties
Amounts due to	Brookfield(3)	$778	$309
	Brookfield Wealth Solutions	236	225
	Equity-accounted investments and other	50	58
		$1,064	$592
Corporate borrowings	Brookfield Wealth Solutions	$7	$7
Non-recourse borrowings	Brookfield Wealth Solutions	$68	$65
Other long-term liabilities
Contract liability	Brookfield	$681	$686
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$10
(1)Includes receivables of $190 million (2024: $376 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes $507 million assumed on acquisition of a fully integrated developer and operator of renewable power assets in the United States.
(3)Includes payables of $137 million (2024: $32 million), $1,396 million (2024: $87 million), and $2,836 million (2024: $3,493 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at June 30, 2025, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $35 million and $72 million were declared during the three and six months ended June 30, 2025 (2024: $32 million and $65 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2025, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
During the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Shares, Series 1 of BRP Equity during the five years commencing May 1, 2025 will be paid at an annual rate of 5.203%. During the quarter, Brookfield Renewable declared the floating quarterly distributions on the Class A Preference Shares, Series 2 of BRP Equity during the three months commencing May 1, 2025 will be paid at an annualized rate of 5.27%.
During the quarter, 1,619 Class A Preference Shares, Series 1 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.
During the quarter, 1,524,396 Class A Preference Shares, Series 2 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 1 of BRP Equity.
In December 2024, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were nil repurchases of Class A Preference Shares during the three and six ended June 30, 2025 and 2024.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $10 million and $20 million (2024: $10 million and $17 million) on the perpetual subordinated notes during the three and six months ended June 30, 2025. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In December 2024, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three and six months ended June 30, 2025 and 2024.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at June 30, 2025, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

During the three and six months ended June 30, 2025, 67,986 and 139,220 LP units, respectively (2024: 62,494 and 157,512 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $3 million, respectively (2024: $2 million and $4 million, respectively).
During the three and six months ended June 30, 2025, exchangeable shareholders of BEPC exchanged 248 and 35,561 BEPC exchangeable shares, respectively (2024: 7,459 and 10,142 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million).
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and six months ended June 30, 2025, there were 350,600 and 1,522,975 LP units, respectively (2024: 1,063,400 and 2,279,654 LP units, respectively) repurchased and cancelled at a total cost of $7 million and $34 million, respectively (2024: $23 million and $52 million, respectively). There were no BEPC exchangeable shares repurchased during the three and six months ended June 30, 2025 and 2024.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations, which are non-IFRS measures.
FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	3,797	2,987	3,565	3,562	$344	$256	$227	$165	$158	$97
Brazil	893	1,029	968	1,020	52	53	37	35	33	30
Colombia	978	670	919	908	61	72	37	31	14	9
	5,668	4,686	5,452	5,490	457	381	301	231	205	136
Wind	2,117	2,108	2,405	2,444	146	154	126	136	84	103
Utility-scale solar	1,349	1,109	1,569	1,262	126	120	135	117	100	91
Distributed energy & storage	408	395	393	326	67	61	57	54	44	44
Sustainable solutions	—	—	—	—	178	114	85	51	74	42
Corporate	—	—	—	—	—	—	(4)	40	(136)	(77)
Total	9,542	8,298	9,819	9,522	$974	$830	$700	$629	$371	$339
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

HYDROELECTRIC OPERATIONS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$457	$381
Other income	7	11
Direct operating costs	(163)	(161)
Adjusted EBITDA(1)	301	231
Interest expense	(93)	(91)
Current income taxes	(3)	(4)
Funds From Operations	$205	$136

Generation (GWh) – LTA	5,452	5,490
Generation (GWh) – actual	5,668	4,686
Average revenue per MWh(2)	70	72

(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024	2025	2024	2025	2024
North America
United States	2,417	2,045	$82	$85	$143	$108	$103	$69
Canada	1,380	942	66	67	84	57	55	28
	3,797	2,987	76	79	227	165	158	97
Brazil	893	1,029	58	52	37	35	33	30
Colombia	978	670	56	75	37	31	14	9
Total	5,668	4,686	$70	$72	$301	$231	$205	$136
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $158 million compared to $97 million in the prior year as the business benefited from stronger hydrology and inflation indexation on our contracted generation, partially offset by the weakening of the Canadian dollar versus the U.S. dollar and lower average average revenue per MWh due to price mix (resource was higher in lower price markets).
Brazil
Funds From Operations at our Brazilian business was $33 million versus $30 million in the prior year as the benefit of higher average revenue per MWh from inflation indexation on our contracted generation was partially offset by lower hydrology and the weakening of the Brazilian real versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business was $14 million versus $9 million in the prior year as the business benefited from stronger hydrology and inflation indexation on contracted generation partially offset by the weakening of the Colombian peso and lower spot prices on our uncontracted generation caused by higher system-wide hydrology.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

WIND OPERATIONS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$146	$154
Other income	38	41
Direct operating costs	(58)	(59)
Adjusted EBITDA(1)	126	136
Interest expense	(41)	(29)
Current income taxes	(1)	(4)
Funds From Operations	$84	$103

Generation (GWh) – LTA	2,405	2,444
Generation (GWh) – actual	2,117	2,108
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our wind business was $84 million versus $103 million in the prior year as the benefit from newly acquired and commissioned facilities, including our investments in Neoen and an offshore wind portfolio in the U.K. were offset by the impact from the sale of our wind assets in Portugal and Spain that reduced results compared to the prior year.
UTILITY-SCALE SOLAR OPERATIONS
The following table presents our proportionate results for utility-scale solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$126	$120
Other income	49	30
Direct operating costs	(40)	(33)
Adjusted EBITDA(1)	135	117
Interest expense	(33)	(26)
Current income taxes	(2)	—
Funds From Operations	$100	$91

Generation (GWh) – LTA	1,569	1,262
Generation (GWh) – actual	1,349	1,109
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our utility-scale solar business was $100 million versus $91 million in the prior year as the benefit of newly acquired and commissioned facilities, including Neoen and a fully integrated developer and operator of renewable power assets in the U.S., were partially offset by a gain on a minority interest sale of a development portfolio that benefited the prior year.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

DISTRIBUTED ENERGY & STORAGE OPERATIONS
The following table presents our proportionate results for distributed energy & storage operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$67	$61
Other income	11	12
Direct operating costs	(21)	(19)
Adjusted EBITDA(1)	57	54
Interest expense	(13)	(9)
Current income taxes	—	(1)
Funds From Operations	$44	$44

Generation (GWh) – LTA	393	326
Generation (GWh) – actual	408	395
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & storage business was $44 million compared to $44 million in the prior year as recently acquired and commissioned facilities, including our investment in Neoen, were partially offset by the recently completed sale of our pumped storage business in the U.K that reduced results compared to the prior year.
SUSTAINABLE SOLUTIONS OPERATIONS
The following table presents our proportionate results for sustainable solutions operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$178	$114
Other income	21	29
Direct operating costs	(114)	(92)
Adjusted EBITDA(1)	85	51
Interest expense	(8)	(8)
Current income taxes	(3)	(1)
Funds From Operations	$74	$42
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $74 million in 2025 versus $42 million in the prior year due to growth and stronger contributions from our global nuclear services business, which is benefiting from tailwinds in the nuclear sector.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

CORPORATE
The following table presents our results for Corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Other income	$7	$50
Direct operating costs	(11)	(10)
Adjusted EBITDA(1)	(4)	40
Management service costs	(56)	(53)
Interest expense	(50)	(39)
Distributions(2)	(26)	(25)
Funds From Operations	$(136)	$(77)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Funds From Operations decreased by $59 million from the prior year due to additional corporate level financing initiatives to fund growth and gains from the sale of financial assets that benefited the prior year.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$73	$3	$(12)	$301	$(165)	$(23)	$47	$(124)	$100
Add back or deduct the following:
Depreciation	103	20	47	224	143	61	11	—	609
Deferred income tax expense (recovery)	9	(1)	(4)	(205)	(6)	39	—	(13)	(181)
Foreign exchange and financial instrument (gain) loss	(9)	—	30	(201)	(33)	(22)	(28)	8	(255)
Other(1)	13	1	2	(11)	109	19	20	14	167
Management service costs	—	—	—	—	—	—	—	56	56
Interest expense	93	15	95	194	117	54	1	55	624
Current income tax expense (recovery)	1	2	4	—	31	(54)	—	—	(16)
Amount attributable to equity accounted investments and non-controlling interests(2)	(56)	(3)	(125)	(176)	(61)	(17)	34	—	(404)
Adjusted EBITDA attributable to Unitholders	$227	$37	$37	$126	$135	$57	$85	$(4)	$700
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$26	$(39)	$19	$8	$(18)	$17	$9	$(110)	$(88)
Add back or deduct the following:
Depreciation	103	19	37	196	128	34	—	—	517
Deferred income tax expense (recovery)	4	(2)	4	(1)	3	3	(1)	(7)	3
Foreign exchange and financial instrument loss (gain)	8	5	(20)	(72)	(2)	(15)	(17)	(3)	(116)
Other(1)	5	44	1	43	37	12	(18)	61	185
Management service costs	—	—	—	—	—	—	—	53	53
Interest expense	91	13	95	118	79	40	6	47	489
Current income tax expense (recovery)	1	2	1	10	2	1	—	(1)	16
Amount attributable to equity accounted investments and non-controlling interests(2)	(73)	(7)	(106)	(166)	(112)	(38)	72	—	(430)
Adjusted EBITDA attributable to Unitholders	$165	$35	$31	$136	$117	$54	$51	$40	$629
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended June 30:

(MILLIONS)	2025	2024
Net income (loss)	$100	$(88)
Add back or deduct the following:
Depreciation	609	517
Deferred income tax (recovery) expense	(181)	3
Foreign exchange and financial instruments gain	(255)	(116)
Other(1)	167	185
Amount attributable to equity accounted investments and non-controlling interest(2)	(69)	(162)
Funds From Operations	$371	$339
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended June 30:

	2025	2024
Basic loss per LP unit(1)	$(0.22)	$(0.28)
Adjusted for proportionate share of:
Depreciation	0.45	0.39
Deferred income tax recovery	(0.10)	(0.01)
Foreign exchange and financial instruments gain	(0.03)	(0.05)
Other(2)	0.46	0.46
Funds From Operations per Unit(3)	$0.56	$0.51
(1)During the three months ended June 30, 2025, on average there were 283.8 million LP units outstanding (2024: 285.2 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.
(3)Average units outstanding, for the three months ended June 30, 2025, were 661.9 million (2024: 663.3 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, for the remainder of 2025, we currently have a contracted profile of approximately 80% and 90%, respectively, of the long-term average. Overall, our power portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	Rest of 2025	2026	2027	2028	2029
Hydroelectric
North America
United States(1)	3,201	6,847	6,549	6,102	6,110
Canada	1,678	4,021	4,058	4,058	4,008
	4,879	10,868	10,607	10,160	10,118
Wind	4,478	8,813	8,313	8,241	7,888
Utility-scale solar	2,680	5,222	5,244	5,207	5,141
Distributed energy & storage	661	1,341	1,320	1,304	1,284
Sustainable solutions	22	53	53	51	41
Contracted on a proportionate basis	12,720	26,297	25,537	24,963	24,472
Uncontracted on a proportionate basis	979	2,795	3,555	4,129	4,620
Long-term average on a proportionate basis	13,699	29,092	29,092	29,092	29,092
Non-controlling interests	37,290	76,009	76,009	76,009	76,009
Total long-term average	50,989	105,101	105,101	105,101	105,101
Contracted generation as a % of total generation on a proportionate basis	93%	90%	88%	86%	84%
Price per MWh – total generation on a proportionate basis	$74	$77	$78	$80	$81
(1)Includes generation of 600 GWh for 2025, 1,396 GWh for 2026, and 408 GWh for 2027 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 14 years in North America, 18 years in Europe, 9 years in Brazil, 5 years in Colombia, and 16 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (32%), distribution companies (24%), commercial & industrial users (34%) and Brookfield (10%).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Corporate credit facility(1)	$169	$240	$169	$240
Commercial paper(1)	866	431	866	431
Debt
Medium term notes(2)	3,213	3,008	3,213	3,008
Hybrid note(2)	331	139	331	139
Non-recourse borrowings(3)	—	—	33,625	30,904
	3,544	3,147	37,169	34,051
Deferred income tax liabilities, net(4)	—	—	8,288	8,109
Equity
Non-controlling interest	—	—	23,627	26,168
Preferred equity	568	537	568	537
Perpetual subordinated notes	737	737	737	737
Preferred limited partners' equity	634	634	634	634
Unitholders' equity	7,761	8,380	7,761	8,380
Total capitalization	$13,244	$13,435	$78,784	$78,616
Debt-to-total capitalization	27%	23%	47%	43%
Debt-to-total capitalization (market value)(5)	15%	15%	42%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and exclude $16 million (2024: $16 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,187 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $231 million (2024: $171 million) of deferred financing fees and $204 million (2024: $145 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.
AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	June 30, 2025	December 31, 2024
Brookfield Renewable's share of cash and cash equivalents	$779	$770
Investments in marketable securities	142	201
Corporate credit facilities
Authorized credit facilities	2,450	2,450
Draws on credit facilities	(169)	(240)
Authorized letter of credit facility	500	500
Issued letters of credit	(342)	(335)
Available portion of corporate credit facilities	2,439	2,375
Available portion of subsidiary credit facilities on a proportionate basis	1,317	974
Available liquidity	$4,677	$4,320

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions or other expenditures and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2025			December 31, 2024
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(1)	Interest rate (%)(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities	5.6	5	$169	5.6	5	$240
Commercial paper	4.8	<1	866	5.0	<1	431
Medium term notes	4.5	12	3,213	4.4	12	3,008
Hybrid notes	5.4	30	331	5.5	30	139
Proportionate non-recourse borrowings(2)
Hydroelectric	6.2	11	5,230	6.0	11	4,887
Wind	5.0	11	2,772	4.7	10	2,144
Utility-scale solar	5.0	12	2,758	5.2	12	2,431
Distributed energy & storage	5.2	9	898	4.3	7	870
Sustainable solutions	6.3	6	407	6.3	6	399
	5.6	11	12,065	5.4	11	10,731
			$16,644			$14,549
Proportionate unamortized financing fees, net of unamortized premiums and discounts			(135)			(114)
			16,509			14,435
Equity-accounted borrowings			(1,686)			(1,438)
Non-controlling interests and other(3)			22,930			21,393
As per IFRS Statements			$37,753			$34,390
(1)Includes cash yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2025:

(MILLIONS)	Rest of 2025	2026	2027	2028	2029	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$367	$—	$349	$2,497	$3,213
Hybrid notes(2)	—	—	—	—	—	331	331
Non-recourse borrowings
Hydroelectric	442	251	149	166	660	1,349	3,017
Wind	2	36	23	183	179	300	723
Utility-scale solar	4	56	13	141	119	300	633
Distributed energy & storage	6	10	42	116	56	143	373
Sustainable solutions	4	—	—	—	—	332	336
	458	353	227	606	1,014	2,424	5,082
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	64	167	154	188	142	1,498	2,213
Wind	142	178	202	174	179	1,174	2,049
Utility-scale solar	114	171	166	210	162	1,302	2,125
Distributed energy & storage	31	36	39	35	108	276	525
Sustainable solutions	5	9	8	20	6	23	71
	356	561	569	627	597	4,273	6,983
Total	$814	$914	$1,163	$1,233	$1,960	$9,525	$15,609
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $16 million (2024: $16 million) of deferred financing fees, net of unamortized premiums and discounts.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2029 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.5 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
Cash flows provided by (used in):
Operating activities	$379	$231	$766	$555
Financing activities	2,558	508	4,748	1,329
Investing activities	(3,066)	(894)	(6,857)	(1,729)
Foreign exchange gain (loss) on cash	65	(27)	121	(44)
(Decrease) increase in cash and cash equivalents	$(64)	$(182)	$(1,222)	$111
Operating Activities
Cash flows from operating activities for three and six months ended June 30, 2025 totaled $379 million and $766 million, respectively, compared to $231 million and $555 million, respectively, in 2024, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows provided by financing activities totaled $2,558 million and $4,748 million for the three and six months ended June 30, 2025. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth as discussed below allowed us to generate net proceeds of $3,414 million and $6,157 million for the three and six months ended June 30, 2025 from corporate and non-recourse financings, net inflows from related parties, and net capital contributions from participating non-controlling interests, including the issuance of C$450 million ($307 million) of medium term notes, C$250 million ($182 million) of hybrid notes and the repayment of C$400 million ($291 million) of medium-term notes prior to maturity, execution of open market purchases, and the mandatory cash tender offer for convertible bonds of Neoen.
Distributions, including incentive distributions to the general partners, paid during the three and six months ended June 30, 2025 to Unitholders were $281 million and $564 million, respectively (2024: $271 million and $531 million, respectively). We increased our distributions to $1.492 per LP unit in 2025 on an annualized basis (2024: $1.420), representing an over 5% increase per LP unit, which took effect in the first quarter of 2025. The distributions paid during the three and six months ended June 30, 2025, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinated notes, and participating non-controlling interests in operating subsidiaries totaled $568 million and $811 million, respectively (2024: $269 million and $401 million, respectively).
Cash flows provided by financing activities totaled $508 million and $1,329 million for the three and six months ended June 30, 2024. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth and generate net proceeds of $1,390 million and $2,647 million for the three and six months ended June 30, 2024 from corporate and non-recourse financings including the issuance of C$400 million ($297 million) of medium term notes and the issuance of $150 million perpetual green subordinated notes in the first quarter of 2024, net inflows from related parties, and capital contributions from participating non-controlling interests.
Investing Activities
Cash flows used in investing activities totaled $3,066 million and $6,857 million for the three and six months ended June 30, 2025. During the year, we completed the acquisition of Neoen through the execution of open market purchases, the mandatory cash tender offer for an incremental 47% of Neoen, incremental capital injections into our structured investments and equity accounted investments including our acquisition of a fully integrated developer and operator of renewable power assets in the United States totaled $1,745 million.
Our continued investment including the construction and development of wind, solar, distributed generation, and battery energy storage systems projects across all our major markets totaled $1,478 million and $3,024 million for the three and six months ended June 30, 2025.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

We generated proceeds of $325 million and $876 million during the three and six months ended June 30, 2025 from the sale of a 1,004 MW portfolio of wind and solar assets in India, our 25% interest in a 2.2 GW pumped storage facility in Europe, our 25% interest in a 845 MW portfolio of wind assets in the United States, and the sale of certain financial securities.
Cash flows used in investing activities totaled $894 million and $1,729 million for the three and six months ended June 30, 2024. During the year, we invested $11 million into growth including investments to increase our ownership in a leading commercial and industrial renewable development platform. Our continued investment in our property, plant and equipment, including the construction and development of wind, solar, distributed generation, and battery energy storage systems projects across all our major markets totaled $820 million and $1,660 million for the three and six months ended June 30, 2024. We generated proceeds of $278 million and $283 million during the three and six months ended June 30, 2024 from the sale of a 30 MW hydroelectric asset and a 60 MW battery storage asset in the U.S., a 85 MW portfolio of biomass facilities in Brazil, and the sale of certain financial securities.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	June 30, 2025	December 31, 2024
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	30,400,000	24,400,000
Issuance	—	6,000,000
Balance, end of period	30,400,000	30,400,000
Preferred Units(2)
Balance, beginning of year	31,000,000	38,000,000
Redemption of preferred LP Units	—	(7,000,000)
Balance, end of period	31,000,000	31,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(3)
Balance, beginning of year	179,640,851	179,651,526
Exchanged for BEP LP units	(35,561)	(10,675)
Balance, end of period	179,605,290	179,640,851
LP units
Balance, beginning of year	285,180,371	287,164,340
Repurchase of LP units for cancellation	(1,522,975)	(2,279,654)
Distribution reinvestment plan	139,220	285,010
Issued in exchange for BEPC exchangeable shares	35,561	10,675
Balance, end of period	283,832,177	285,180,371
Total LP units on a fully-exchanged basis(4)	657,925,406	659,309,161
(1)Class A Preference Shares are broken down by series as follows: 8,372,310 (2024: 6,849,533) Series 1 Class A Preference Shares are outstanding; 1,587,754 (2024: 3,110,531) Series 2 Class A Preference Shares are outstanding; 9,961,399 (2024: 9,961,399) Series 3 Class A Preference Shares are outstanding; 4,114,504 (2024: 4,111,504) Series 5 Class A Preference Shares are outstanding; and 7,000,000 (2024: 7,000,000) Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)Includes 144,885,607 (2024: 144,921,168) of BEPC exchangeable shares and 34,719,683 (2024: 34,719,683) of Class A.2 exchangeable shares.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and six months ended June 30:

	Three months ended June 30				Six months ended June 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2025	2024	2025	2024	2025	2024	2025	2024
Class A Preference Shares	$7	$6	$7	$6	$14	$13	$14	$13
Perpetual Subordinated Notes	10	10	10	10	20	17	20	17
Class A Preferred LP units	9	9	9	9	17	20	17	20
Participating non-controlling interests – in operating subsidiaries	542	244	542	244	760	351	760	351
GP interest and incentive distributions	37	33	37	30	76	67	75	63
Redeemable/Exchangeable partnership units	73	69	73	69	147	139	147	138
BEPC Exchangeable shares and class A.2 exchangeable shares	67	64	67	67	135	129	135	131
LP units	106	101	104	105	214	204	207	199
CONTRACTUAL OBLIGATIONS
Please see Note 19 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	269	29	481	46
Net income (loss)	194	10	300	(22)
(1)Brookfield Renewable's total revenues for the three and six months ended June 30, 2025 were $1,692 million and $3,272 million, respectively (2024: $1,482 million and $2,974 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

(MILLIONS)	June 30, 2025	December 31, 2024
Current assets(1)	$1,340	$392
Total assets(2)(3)	1,515	507
Current liabilities(4)	8,507	7,259
Total liabilities(5)	9,015	7,698
(1)Amount due from non-guarantor subsidiaries was $1,330 million (2024: $383 million).
(2)Brookfield Renewable's total assets as at June 30, 2025 and December 31, 2024 were $98,601 million and $94,809 million.
(3)Amount due from non-guarantor subsidiaries was $1,392 million (2024: $408 million).
(4)Amount due to non-guarantor subsidiaries was $7,408 million (2024: $6,629 million).
(5)Amount due from non-guarantor subsidiaries was $7,408 million (2024: $6,715 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2025, letters of credit issued amounted to $4,285 million (2024: $2,792 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2025		2024				2023
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) – LTA	31,450	30,476	24,779	22,151	24,895	22,514	22,641	16,800
Total Generation (GWh) – actual	30,650	29,008	21,121	18,819	21,467	20,300	17,006	15,870
Proportionate Renewable Generation (GWh) – LTA	9,819	8,999	8,616	8,132	9,522	8,654	8,492	7,110
Proportionate Actual Renewable Generation (GWh)	9,542	8,670	6,868	7,320	8,298	8,461	7,045	6,386
Revenues	$1,692	$1,580	$1,432	$1,470	$1,482	$1,492	$1,323	$1,179
Net (loss) income attributable to Unitholders	(112)	(197)	(9)	(181)	(154)	(120)	35	(64)
Basic (loss) income per LP unit	(0.22)	(0.35)	(0.06)	(0.32)	(0.28)	(0.23)	0.01	(0.14)
Funds From Operations	371	315	304	278	339	296	255	253
Funds From Operations per Unit	0.56	0.48	0.46	0.42	0.51	0.45	0.38	0.38
Distribution per LP Unit	0.37	0.37	0.36	0.36	0.36	0.36	0.34	0.34

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	6,829	6,608	6,796	6,796	$632	$559	$399	$371	$261	$234
Brazil	1,950	2,043	1,924	2,028	100	112	73	77	63	66
Colombia	1,904	1,364	1,769	1,751	138	151	90	76	44	29
	10,683	10,015	10,489	10,575	870	822	562	524	368	329
Wind	4,514	4,236	4,975	4,944	311	324	255	257	170	190
Utility-scale solar	2,295	1,829	2,708	2,106	222	213	230	207	163	152
Distributed energy & storage	720	679	646	551	120	113	179	97	158	78
Sustainable solutions	—	—	—	—	308	233	107	86	86	75
Corporate	—	—	—	—	—	—	(8)	33	(259)	(189)
Total	18,212	16,759	18,818	18,176	$1,831	$1,705	$1,325	$1,204	$686	$635
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the six months ended June 30, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$74	$2	$62	$196	$(268)	$95	$71	$(240)	$(8)
Add back or deduct the following:
Depreciation	200	35	94	445	277	118	23	—	1,192
Deferred income tax expense (recovery)	—	—	1	(235)	(32)	61	—	(21)	(226)
Foreign exchange and financial instrument (gain) loss	(16)	8	31	(334)	(112)	(30)	(64)	13	(504)
Other(1)	36	2	5	156	258	25	22	24	528
Management service costs	—	—	—	—	—	—	—	105	105
Interest expense	186	28	170	390	246	102	2	109	1,233
Current income tax expense (recovery)	2	5	31	(1)	39	(135)	—	2	(57)
Amount attributable to equity accounted investments and non-controlling interests(2)	(83)	(7)	(304)	(362)	(178)	(57)	53	—	(938)
Adjusted EBITDA attributable to Unitholders	$399	$73	$90	$255	$230	$179	$107	$(8)	$1,325
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$119	$(38)	$47	$17	$(79)	$(11)	$3	$(216)	$(158)
Add back or deduct the following:
Depreciation	207	39	74	406	224	65	4	—	1,019
Deferred income tax expense (recovery)	2	(2)	8	(7)	2	—	(1)	(13)	(11)
Foreign exchange and financial instrument (gain) loss	(40)	8	(9)	(147)	5	(7)	(40)	(6)	(236)
Other(1)	(40)	48	(5)	14	16	(12)	(8)	77	90
Management service costs	—	—	—	—	—	—	—	98	98
Interest expense	175	30	192	229	164	72	9	94	965
Current income tax expense (recovery)	2	4	16	19	2	2	—	(1)	44
Amount attributable to equity accounted investments and non-controlling interests(2)	(54)	(12)	(247)	(274)	(127)	(12)	119	—	(607)
Adjusted EBITDA attributable to Unitholders	$371	$77	$76	$257	$207	$97	$86	$33	$1,204
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the for the six months ended June 30:

(MILLIONS)	2025	2024
Net loss	$(8)	$(158)
Add back or deduct the following:
Depreciation	1,192	1,019
Deferred income tax recovery	(226)	(11)
Foreign exchange and financial instruments gain	(504)	(236)
Other(1)	528	90
Amount attributable to equity accounted investments and non-controlling interest(2)	(296)	(69)
Funds From Operations	$686	$635
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the six months ended June 30:

	Six months ended June 30
	2025	2024
Basic loss per LP unit(1)	$(0.58)	$(0.51)
Adjusted for proportionate share of:
Depreciation	0.86	0.77
Deferred income tax recovery	(0.10)	(0.05)
Foreign exchange and financial instruments gain	(0.03)	(0.11)
Other(2)	0.89	0.86
Funds From Operations per Unit(3)	$1.04	$0.96
(1)During the six months ended June 30, 2025, on average there were 284.3 million LP units outstanding (2024: 286.0 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.
(3)Average units outstanding for the six months ended June 30, 2025 were 662.4 million (2024: 664.1 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable agreed to acquire up to an incremental 15% ownership in Isagen S.A. E.S.P. for up to $1 billion. The closing of this transaction is expected to occur in the third quarter of 2025. Brookfield Renewable will continue to consolidate this business.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a 40% interest in a renewable platform with 188 MW of operating and under construction distributed generation assets in South America for approximately $28 million ($3 million net to Brookfield Renewable). The closing of this transaction is expected to occur in the second half of 2025 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, reached agreements to sell two 25% interests in a portfolio of 450 MW portfolio of operating hydroelectric assets in the U.S. for expected proceeds of approximately $522 million ($250 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to sell its 50% interest in a multi-national distributed generation development business for proceeds for approximately €57 million ($67 million) (€11 million ($13 million) net to Brookfield Renewable). Brookfield Renewable accounts for this investment under the equity method.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a 100% interest in a portfolio of distributed generation assets in Spain for approximately €116 million ($136 million) (€23 million ($27 million) net to Brookfield Renewable). The portfolio of assets will be contributed into a U.K. distributed generation platform at the same valuation.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to sell a portfolio of 317 MW of operating wind assets in Australia for proceeds of approximately A$258 million ($168 million) (A$24 million ($16 million) net to Brookfield Renewable). The closing of this transaction is expected to occur in the second half of 2025 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the sale of a 650 MW portfolio of operating and under construction wind, solar and battery projects in Australia that were included as part of a pre-existing sale and purchase agreement at the time of the Neoen acquisition.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield Holders, (iii) class A.2 exchangeable shares, held by Brookfield, (iv) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (v) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares, class A.2 exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request related to Redeemable/Exchangeable partnership units and BEPC exchangeable shares with LP units, rather than cash, on a one-for-one basis. Similarly, Brookfield Renewable has the right, at its sole discretion, to satisfy any such redemption request related to class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a on-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield Holders, as holder of BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units and any redemption request in respect of class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, the BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares and class A.2 exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2024 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method, whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation)on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; force majeure events; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labor disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our business activities; increased regulation of and third party opposition to our nuclear services business’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our nuclear services business; our inability to finance our operations and fund growth due to the status of the capital markets or our inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our dependence on Brookfield and Brookfield’s

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with walled-off businesses (including Oaktree); changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; foreign currency risk associated with BEP’s distributions; we are not subject to the same disclosure requirements as a U.S. domestic issuer; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; changes in tax law and practice; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.

Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	15	$1,907	$3,135
Restricted cash	16	301	286
Trade receivables and other current assets	17	2,464	2,124
Financial instrument assets	5	327	368
Due from related parties	20	1,051	873
Assets held for sale	4	1,756	2,049
		7,806	8,835
Financial instrument assets	5	3,021	3,054
Equity-accounted investments	14	3,709	2,740
Property, plant and equipment, at fair value	8	76,351	73,475
Goodwill	13	6,133	5,434
Deferred income tax assets		394	330
Other long-term assets		1,187	941
Total Assets		$98,601	$94,809
Liabilities
Current liabilities
Accounts payable and accrued liabilities	18	$2,549	$2,104
Financial instrument liabilities	5	899	636
Due to related parties	20	7,130	4,855
Corporate borrowings	9	866	709
Non-recourse borrowings	9	5,295	5,005
Provisions		74	220
Liabilities directly associated with assets held for sale	4	886	1,036
		17,699	14,565
Financial instrument liabilities	5	2,760	2,790
Corporate borrowings	9	3,697	3,093
Non-recourse borrowings	9	27,895	25,583
Deferred income tax liabilities		8,682	8,439
Provisions		1,318	1,215
Due to related parties	20	1,064	592
Other long-term liabilities		2,159	2,076
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	23,627	26,168
General partnership interest in a holding subsidiary held by Brookfield	10	47	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	2,280	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	10	2,106	2,269
Preferred equity	10	568	537
Perpetual subordinated notes	10	737	737
Preferred limited partners' equity	11	634	634
Limited partners' equity	12	3,328	3,604
Total Equity		33,327	36,456
Total Liabilities and Equity		$98,601	$94,809
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended June 30		Six months ended June 30
	Notes	2025	2024	2025	2024
Revenues	20	$1,692	$1,482	$3,272	$2,974
Other income		62	62	232	96
Direct operating costs(1)		(699)	(618)	(1,374)	(1,252)
Management service costs	20	(56)	(53)	(105)	(98)
Interest expense	9	(624)	(489)	(1,233)	(965)
Share of loss from equity-accounted investments	14	(57)	(25)	(73)	(58)
Foreign exchange and financial instruments gain	5	255	116	504	236
Depreciation	8	(609)	(517)	(1,192)	(1,019)
Other		(61)	(27)	(322)	(39)
Income tax recovery (expense)
Current	7	16	(16)	57	(44)
Deferred	7	181	(3)	226	11
		197	(19)	283	(33)
Net income (loss)		$100	$(88)	$(8)	$(158)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$186	$41	$250	$66
General partnership interest in a holding subsidiary held by Brookfield	10	35	30	70	63
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(44)	(54)	(112)	(99)
BEPC exchangeable shares and class A.2 exchangeable shares	10	(40)	(51)	(103)	(92)
Preferred equity	10	7	6	14	13
Perpetual subordinated notes	10	10	10	20	17
Preferred limited partners' equity	11	9	9	17	20
Limited partners' equity	12	(63)	(79)	(164)	(146)
		$100	$(88)	$(8)	$(158)
Basic and diluted loss per LP unit		$(0.22)	$(0.28)	$(0.58)	$(0.51)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2025	2024	2025	2024
Net income (loss)		$100	$(88)	$(8)	$(158)
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	8	65	(96)	109	(121)
Actuarial gains on defined benefit plans		3	2	3	4
Deferred income tax expense on above items		(97)	—	(119)	(3)
Unrealized (loss) gain on investments in equity securities	5	—	(1)	1	(1)
Equity-accounted investments	14	25	3	12	3
Total items that will not be reclassified to net (loss) income		(4)	(92)	6	(118)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		540	(697)	1,161	(938)
(Losses) gains arising during the period on financial instruments designated as cash-flow hedges	5	(69)	(88)	23	(262)
Unrealized (loss) gain on foreign exchange swaps – net investment hedge	5	(263)	124	(470)	146
Reclassification adjustments for amounts recognized in net loss	5	(3)	(33)	2	(62)
Deferred income tax recovery on above items		33	7	18	31
Equity-accounted investments	14	18	(8)	38	(21)
Total items that may be reclassified subsequently to net income (loss)		256	(695)	772	(1,106)
Other comprehensive income (loss)		252	(787)	778	(1,224)
Comprehensive income (loss)		$352	$(875)	$770	$(1,382)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$230	$(488)	$678	$(760)
General partnership interest in a holding subsidiary held by Brookfield	10	36	29	72	61
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	8	(128)	(18)	(210)
BEPC exchangeable shares and class A.2 exchangeable shares	10	8	(120)	(17)	(195)
Preferred equity	10	38	1	45	(5)
Perpetual subordinated notes	10	10	10	20	17
Preferred limited partners' equity	11	9	9	17	20
Limited partners' equity	12	13	(188)	(27)	(310)
		$352	$(875)	$770	$(1,382)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2025	$(2,951)	$(794)	$7,173	$3	$(3)	$—	$3,428	$634	$537	$737	$2,167	$23,717	$48	$2,346	$33,614
Net (loss) income	(63)	—	—	—	—	—	(63)	9	7	10	(40)	186	35	(44)	100
Other comprehensive income (loss)	—	16	68	1	(10)	1	76	—	31	—	48	44	1	52	252
Equity repurchased for cancellation (Note 12)	(8)	—	—	—	—	—	(8)	—	—	—	—	—	—	—	(8)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,357	—	—	1,357
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(358)	—	—	(358)
Acquisition	—	—	—	—	—	—	—	—	—	—	—	(194)	—	—	(194)
Disposal (Note 3)	5	—	(5)	—	—	—	—	—	—	—	—	(594)	—	—	(594)
Distributions or dividends declared	(106)	—	—	—	—	—	(106)	(9)	(7)	(10)	(67)	(542)	(37)	(73)	(851)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	—	—	1
Other	3	1	(6)	—	3	(1)	—	—	—	—	(2)	11	—	(1)	8
Change in period	(168)	17	57	1	(7)	—	(100)	—	31	—	(61)	(90)	(1)	(66)	(287)
Balance, as at June 30, 2025	$(3,119)	$(777)	$7,230	$4	$(10)	$—	$3,328	$634	$568	$737	$2,106	$23,627	$47	$2,280	$33,327

Balance, as at March 31, 2024	$(2,305)	$(735)	$6,736	$2	$20	$1	$3,719	$760	$570	$738	$2,336	$18,669	$52	$2,529	$29,373
Net (loss) income	(79)	—	—	—	—	—	(79)	9	6	10	(51)	41	30	(54)	(88)
Other comprehensive loss	—	(80)	(17)	—	(12)	—	(109)	—	(5)	—	(69)	(529)	(1)	(74)	(787)
Equity repurchased for cancellation	(24)	—	—	—	—	—	(24)	—	—	—	—	—	—	—	(24)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	344	—	—	344
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(151)	—	—	(151)
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(131)	—	—	—	—	—	—	(131)
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(101)	—	—	—	—	—	(101)	(9)	(6)	(10)	(64)	(244)	(33)	(69)	(536)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	17	2	(12)	—	—	—	7	5	—	—	—	4	—	(2)	14
Change in period	(182)	(78)	(32)	—	(12)	—	(304)	(126)	(5)	—	(184)	(570)	(4)	(199)	(1,392)
Balance, as at June 30, 2024	$(2,487)	$(813)	$6,704	$2	$8	$1	$3,415	$634	$565	$738	$2,152	$18,099	$48	$2,330	$27,981
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$—	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456
Net (loss) income	(164)	—	—	—	—	—	(164)	17	14	20	(103)	250	70	(112)	(8)
Other comprehensive income (loss)	—	79	63	1	(7)	1	137	—	31	—	86	428	2	94	778
Equity repurchased for cancellation (Note 12)	(34)	—	—	—	—	—	(34)	—	—	—	—	—	—	—	(34)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,829	—	—	1,829
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(462)	—	—	(462)
Acquisition	—	—	—	—	—	—	—	—	—	—	—	(3,166)	—	—	(3,166)
Disposals (Note 3)	50	—	(50)	—	—	—	—	—	—	—	—	(594)	—	—	(594)
Distributions or dividends declared	(214)	—	—	—	—	—	(214)	(17)	(14)	(20)	(135)	(760)	(76)	(147)	(1,383)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	—	—	3
Other	14	3	(20)	(1)	1	(1)	(4)	—	—	—	(11)	(66)	1	(12)	(92)
Change in period	(345)	82	(7)	—	(6)	—	(276)	—	31	—	(163)	(2,541)	(3)	(177)	(3,129)
Balance, as at June 30, 2025	$(3,119)	$(777)	$7,230	$4	$(10)	$—	$3,328	$634	$568	$737	$2,106	$23,627	$47	$2,280	$33,327

Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net (loss) income	(146)	—	—	—	—	—	(146)	20	13	17	(92)	66	63	(99)	(158)
Other comprehensive loss	—	(115)	(22)	—	(27)	—	(164)	—	(18)	—	(103)	(826)	(2)	(111)	(1,224)
Equity issuance	—	—	—	—	—	—	—	—	—	146	—	—	—	—	146
Equity repurchased for cancellation	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	511	—	—	511
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(167)	—	—	(167)
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(131)	—	—	—	—	—	—	(131)
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(204)	—	—	—	—	—	(204)	(20)	(13)	(17)	(129)	(351)	(67)	(139)	(940)
Distribution reinvestment plan	4	—	—	—	—	—	4	—	—	—	—	—	—	—	4
Other	26	3	(14)	—	(1)	—	14	5	—	—	(3)	38	(1)	(5)	48
Change in period	(369)	(112)	(39)	—	(28)	—	(548)	(126)	(18)	146	(327)	(764)	(7)	(354)	(1,998)
Balance, as at June 30, 2024	$(2,487)	$(813)	$6,704	$2	$8	$1	$3,415	$634	$565	$738	$2,152	$18,099	$48	$2,330	$27,981
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2025	2024	2025	2024
Operating activities
Net loss		$100	$(88)	$(8)	$(158)
Adjustments for the following non-cash items:
Depreciation	8	609	517	1,192	1,019
Unrealized foreign exchange and financial instruments gain	5	(301)	(122)	(489)	(239)
Share of loss from equity-accounted investments	14	57	25	73	58
Deferred income tax (recovery) expense	7	(181)	3	(226)	(11)
Other non-cash items		104	37	175	93
Dividends received from equity-accounted investments	14	27	7	64	8
		415	379	781	770
Changes in due to or from related parties	20	142	26	186	84
Net change in working capital balances		(178)	(174)	(201)	(299)
		379	231	766	555
Financing activities
Proceeds from medium term notes	9	—	—	307	297
Proceeds from hybrid notes	9	184	—	184	—
Repayment of medium term notes	9	(291)	—	(291)	—
Corporate credit facilities, net	9	169	300	(71)	300
Commercial paper, net	9	231	80	435	556
Proceeds from non-recourse borrowings	9,20	3,885	2,161	7,127	4,039
Repayment of non-recourse borrowings	9,20	(3,061)	(1,359)	(5,266)	(4,205)
Capital contributions from participating non-controlling interests – in operating subsidiaries	10	1,357	325	1,829	492
Capital repaid to participating non-controlling interests – in operating subsidiaries	10	(358)	(187)	(462)	(203)
Issuance of equity instruments and related costs	10,12	—	—	—	146
Redemption and repurchase of equity instruments	11,12	(7)	(155)	(34)	(183)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	10,11	(568)	(269)	(811)	(401)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	10,12	(281)	(271)	(564)	(531)
Inflows from related parties	20	3,336	84	5,470	1,349
Outflows to related parties	20	(2,038)	(201)	(3,105)	(327)
		2,558	508	4,748	1,329
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	(1,686)	—	(4,429)	(11)
Investment in property, plant and equipment	8	(1,478)	(820)	(3,024)	(1,660)
Investment in equity-accounted investments	14	(29)	(74)	(56)	(72)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	(6)	190	530	190
Purchases of financial assets	5	(30)	(254)	(97)	(259)
Proceeds from financial assets	5	331	88	346	93
Restricted cash and other		(168)	(24)	(127)	(10)
		(3,066)	(894)	(6,857)	(1,729)
Cash and cash equivalents
(Decrease) increase		(129)	(155)	(1,343)	155
Foreign exchange gain (loss) on cash		65	(27)	121	(44)
Net change in cash classified within assets held for sale		16	(5)	(6)	(16)
Balance, beginning of period		1,955	1,423	3,135	1,141
Balance, end of period		$1,907	$1,236	$1,907	$1,236
Supplemental cash flow information:
Interest paid		$640	$523	$1,164	$944
Interest received		$35	$29	$53	$53
Income taxes paid		$38	$31	$63	$70
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia–Pacific (“APAC”).
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Wealth Solutions, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2024 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2024 audited consolidated financial statements.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on August 1, 2025.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, CNY, KRW and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Chinese yuan, South Korean won and Australian dollars, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
2. ACQUISITIONS
Neoen
In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 53% controlling stake in Neoen, a leading global renewables developer headquartered in France for proceeds of €3.2 billion ($3.4 billion) (expected €258 million ($269 million) net to Brookfield Renewable) (the “Initial Investment”). Neoen has 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline. Following the closing of the Initial Investment, the consortium was required to conduct a mandatory cash tender offer (“MTO”) for the remaining shares and convertible bonds of Neoen at the same price per share paid for its 53% controlling interest.
In January 2025, Brookfield Renewable, together with its institutional partners acquired an incremental 21,214,001 shares and 1,103,895 convertible bonds of Neoen on the open market during the pre-offer period, for €901 million ($926 million) (expected €72 million ($74 million) net to Brookfield Renewable). After giving effect to the pre-offer period purchases, Brookfield Renewable, together with its institutional partners held an approximate 67% interest.
In March 2025, Brookfield Renewable, together with its institutional partners closed the MTO, pursuant to which a total of 46,084,401 shares and 2,578,731 convertible bonds of Neoen were acquired for €2.3 billion ($2.4 billion) (expected €182 million ($194 million) net to Brookfield Renewable). After giving effect to the MTO, Brookfield Renewable, together with its institutional partners held an approximate 98% interest as at March 31, 2025.
In April 2025, Brookfield Renewable, together with its institutional partners, completed a squeeze-out procedure to acquire the Neoen shares not tendered in the offer resulting in the delisting of Neoen on the Euronext Paris. After giving effect to the squeeze-out procedure, Brookfield Renewable, together with its institutional partners. hold a 100% interest as at June 30, 2025.
Total transaction costs pertaining to the acquisition, including stamp duties from achieving prescribed ownership thresholds in certain jurisdictions Neoen operates, have totaled $135 million of which, $125 million were incurred during 2025. These costs have been recognized in Other in the consolidated statements of income (loss).
U.S. Renewables Portfolio
On May 29, 2025, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the United States for $1.4 billion ($299 million net to Brookfield Renewable). The total transaction costs related to the acquisition is $10 million and have been classified under Other in the consolidated statements of income (loss) in the second quarter of 2025.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The preliminary purchase price allocation at fair value, as at June 30, 2025, with respect to U.S. Renewables Portfolio is as follows:

(MILLIONS)	U.S. Renewables Portfolio(1)
Cash and cash equivalents	$84
Trade receivables and other current assets	4
Property, plant and equipment, at fair value	502
Financial instrument assets(1)	112
Equity-accounted investments	929
Due from related parties	507
Other long-term assets	136
Accounts payable and accrued liabilities	(220)
Financial instrument liabilities(1)	(36)
Non-recourse borrowings(1)	(652)
Provisions	(19)
Other long-term liabilities	(2)
Fair value of net assets acquired	1,345
Goodwill	73
Total fair value of net assets acquired including goodwill	$1,418
(1)Includes both current and long-term amounts.

Completed in 2024
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
India Wind Portfolio
On July 5, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 74% (15% net to Brookfield Renewable) interest in a leading wind-focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline. During the quarter, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2024 as disclosed in the 2024 annual report.
South Korea Distributed Generation Portfolio
On July 22, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated distributed generation focused renewable platform in South Korea, with 103 MW of operating and under construction assets and a 2.2 GW development pipeline. During the quarter, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2024 as disclosed in the 2024 annual report.

3. DISPOSAL OF ASSETS
On January 15, 2025, Brookfield Renewable, together with its institutional partners, received approximately 540 MW of distributed generation assets from its joint venture in a 1,020 MW distributed generation portfolio in China resulting in a reduction of our equity-accounted investment. Brookfield Renewable accounted for the distributed generation assets received as an asset acquisition as they do not constitute a business combination under IFRS 3. The dissolution of the joint venture is expected to occur during 2025. Refer to Note 8 - Property, plant and equipment for more details.
On February 28, 2025 and April 23, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 1,004 MW portfolio of wind and solar assets in India for proceeds of approximately INR16.5 billion ($188 million) (INR4.6 billion ($52 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $566 million of total assets and $378 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income on foreign currency translation of $20 million ($6 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Other in the consolidated statements of income (loss). Transaction costs and taxes of

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

$8 million ($2 million net to Brookfield Renewable) have been recognized within Other in the consolidated statements of income (loss). Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $117 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
On March 25, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 2.2 GW pumped storage facility in Europe for proceeds of approximately £280 million ($361 million) (£80 million ($105 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $604 million of total assets and $317 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition, before adjusting items, of $73 million ($22 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). Accumulated other comprehensive income on foreign currency translation of $16 million ($5 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Other income in the consolidated statements of income (loss). Transaction costs of $11 million ($3 million net to Brookfield Renewable) were recognized in the previous year within Other in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $187 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
On June 4, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in an 845 MW portfolio of wind assets in the United States for proceeds of approximately of $206 million ($52 million net to Brookfield Renewable). Upon completion of the sale, Brookfield Renewable no longer exercises control over this investment. As a result of the disposition, Brookfield Renewable derecognized $2.0 billion of total assets and $1.2 billion of total liabilities from the consolidated statements of financial position and recognized its remaining interest at fair value as an equity-accounted investment. This resulted in a loss on disposition, net of transaction costs and ticking fee proceeds, of $8 million ($1 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $95 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
4. ASSETS HELD FOR SALE
As at June 30, 2025 assets held for sale includes a 633 MW under construction solar asset in India, a 50% interest in a multi-national distributed generation development business with a 200 MW portfolio of operating and under construction assets, and a 315 MW portfolio of operating wind assets in Australia.
Assets held for sale also include 650 MW of operating and under construction wind, solar and battery projects in Australia, which were part of a pre-existing sale and purchase agreement at the time of the Neoen acquisition and were acquired as part of that transaction.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	June 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	$19	$48
Restricted cash	—	14
Trade receivables and other current assets	24	51
Financial instrument assets	6	37
Property, plant and equipment, at fair value	1,607	1,343
Equity accounted investments	67	421
Deferred income tax assets	—	9
Other long-term assets	33	126
Assets held for sale	$1,756	$2,049
Liabilities
Current liabilities	$62	$57
Non-recourse borrowings	546	797
Financial instrument liabilities	—	3
Deferred income tax liabilities	184	131
Provisions	—	10
Other long-term liabilities	94	38
Liabilities directly associated with assets held for sale	$886	$1,036
5. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2024 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2025				December 31, 2024
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$1,907	$—	$—	$1,907	$3,135
Restricted cash(1)	479	—	—	479	463
Financial instrument assets(1)
IFRS 9 PPAs	—	—	401	401	170
Energy derivative contracts	—	97	—	97	71
Interest rate swaps	—	285	—	285	393
Foreign exchange swaps	—	29	—	29	189
Tax equity	—	—	159	159	94
Investments in debt and equity securities(2)	—	42	2,039	2,081	1,939
Property, plant and equipment	—	—	76,351	76,351	73,475
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(34)	(854)	(888)	(1,025)
Energy derivative contracts	—	(166)	—	(166)	(109)
Interest rate swaps	—	(171)	—	(171)	(109)
Foreign exchange swaps	—	(525)	—	(525)	(58)
Tax equity	—	—	(1,909)	(1,909)	(2,125)
Contingent consideration(1)(3)	—	—	(88)	(88)	(61)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,521)	(1,035)	—	(4,556)	(3,801)
Non-recourse borrowings(1)	(1,844)	(31,626)	—	(33,470)	(30,662)
Total	$(2,979)	$(33,104)	$76,099	$40,016	$41,979
(1)Includes both the current amount and long-term amounts.
(2)Excludes $296 million (2024: $566 million) of investments in debt securities measured at amortized cost.
(3)Amount relates to business combinations and asset acquisitions completed between 2022 and 2025 with obligations lapsing from 2025 to 2027.

There were no transfers between levels during the six months ended June 30, 2025.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	June 30, 2025			December 31, 2024
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$401	$888	$(487)	$(855)
Energy derivative contracts	97	166	(69)	(38)
Interest rate swaps	285	171	114	284
Foreign exchange swaps	29	525	(496)	131
Investments in debt and equity securities	2,377	—	2,377	2,505
Tax equity	159	1,909	(1,750)	(2,031)
Total	3,348	3,659	(311)	(4)
Less: current portion	327	899	(572)	(268)
Long-term portion	$3,021	$2,760	$261	$264
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
Energy derivative contracts	$18	$(14)	$23	$(3)
IFRS 9 PPAs	(25)	(15)	26	1
Investment in debt and equity securities	30	19	64	47
Interest rate swaps	(5)	15	(18)	26
Foreign exchange swaps	(135)	28	(225)	24
Tax equity	111	85	214	141
Foreign exchange gain (loss)	261	(2)	420	—
	$255	$116	$504	$236
The following table reflects the gains (losses) included in other comprehensive income in the consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
Energy derivative contracts	$(2)	$7	$(8)	$13
IFRS 9 PPAs	18	(156)	134	(348)
Interest rate swaps	(88)	56	(106)	72
Foreign exchange swaps	3	5	3	1
	(69)	(88)	23	(262)
Foreign exchange swaps – net investment	(263)	124	(470)	146
Investments in debt and equity securities	—	(1)	1	(1)
	$(332)	$35	$(446)	$(117)
The following table reflects the reclassification adjustments recognized in net income (loss) in the consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
Energy derivative contracts	$(9)	$(27)	$7	$(58)
IFRS 9 PPAs	9	—	7	—
Interest rate swaps	(5)	(6)	(14)	(4)
Foreign exchange swaps	2	—	2	—
	$(3)	$(33)	$2	$(62)
6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

(holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items , and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects credits and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$344	$52	$61	$146	$126	$67	$178	$—	$974	$(269)	$987	$1,692
Other income	4	2	1	38	49	11	21	7	133	(68)	(3)	62
Direct operating costs	(121)	(17)	(25)	(58)	(40)	(21)	(114)	(11)	(407)	150	(442)	(699)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	187	4	191
	227	37	37	126	135	57	85	(4)	700	—	546
Management service costs	—	—	—	—	—	—	—	(56)	(56)	—	—	(56)
Interest expense	(68)	(3)	(22)	(41)	(33)	(13)	(8)	(50)	(238)	24	(410)	(624)
Current income tax expense	(1)	(1)	(1)	(1)	(2)	—	(3)	—	(9)	3	22	16
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(27)	(4)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(154)	(154)
Funds From Operations	158	33	14	84	100	44	74	(136)	371	—	—
Depreciation												(609)
Foreign exchange and financial instrument gain												255
Deferred income tax recovery												181
Other												(61)
Share of loss from equity-accounted investments												(217)
Net loss attributable to non-controlling interests												(32)
Net loss attributable to Unitholders(2)												$(112)
(1)Share of loss from equity-accounted investments of $57 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $186 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable Solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$256	$53	$72	$154	$120	$61	$114	$—	$830	$(194)	$846	$1,482
Other income	10	1	—	41	30	12	29	50	173	(25)	(86)	62
Direct operating costs	(101)	(19)	(41)	(59)	(33)	(19)	(92)	(10)	(374)	130	(374)	(618)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	89	—	89
	165	35	31	136	117	54	51	40	629	—	386
Management service costs	—	—	—	—	—	—	—	(53)	(53)	—	—	(53)
Interest expense	(66)	(4)	(21)	(29)	(26)	(9)	(8)	(39)	(202)	14	(301)	(489)
Current income tax expense	(2)	(1)	(1)	(4)	—	(1)	(1)	—	(10)	3	(9)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(17)	—	(17)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(76)	(76)
Funds From Operations	97	30	9	103	91	44	42	(77)	339	—	—
Depreciation												(517)
Foreign exchange and financial instrument gain												116
Deferred income tax expense												(3)
Other												(27)
Share of loss from equity-accounted investments												(97)
Net income attributable to non-controlling interests												35
Net loss attributable to Unitholders(2)												$(154)
(1)Share of loss from equity-accounted investments of $25 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $41 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed generation & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$632	$100	$138	$311	$222	$120	$308	$—	$1,831	$(491)	$1,932	$3,272
Other income	23	5	1	65	79	104	27	14	318	(98)	12	232
Direct operating costs	(256)	(32)	(49)	(121)	(71)	(45)	(228)	(22)	(824)	293	(843)	(1,374)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	296	10	306
	399	73	90	255	230	179	107	(8)	1,325	—	1,111
Management service costs	—	—	—	—	—	—	—	(105)	(105)	—	—	(105)
Interest expense	(135)	(6)	(39)	(80)	(63)	(20)	(16)	(94)	(453)	45	(825)	(1,233)
Current income tax expense	(3)	(4)	(7)	(5)	(4)	(1)	(5)	(1)	(30)	9	78	57
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(17)	(17)	—	—	(17)
Preferred equity	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Perpetual subordinated notes	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(54)	(10)	(64)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(354)	(354)
Funds From Operations	261	63	44	170	163	158	86	(259)	686	—	—
Depreciation												(1,192)
Foreign exchange and financial instrument gain												504
Deferred income tax recovery												226
Other												(322)
Share of loss from equity-accounted investments												(315)
Net income attributable to non-controlling interests												104
Net loss attributable to Unitholders(2)												$(309)
(1)Share of loss from equity-accounted investments of $73 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $250 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2024:

	Attributable to Unitholders									Contribution from equity accounted investments	Attributable to non- controlling interests and other	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$559	$112	$151	$324	$213	$113	$233	$—	$1,705	$(351)	$1,620	$2,974
Other income	16	2	1	51	58	26	42	54	250	(31)	(123)	96
Direct operating costs	(204)	(37)	(76)	(118)	(64)	(42)	(189)	(21)	(751)	242	(743)	(1,252)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	140	—	140
	371	77	76	257	207	97	86	33	1,204	—	754
Management service costs	—	—	—	—	—	—	—	(98)	(98)	—	—	(98)
Interest expense	(134)	(8)	(43)	(60)	(56)	(17)	(9)	(74)	(401)	22	(586)	(965)
Current income tax expense	(3)	(3)	(4)	(7)	1	(2)	(2)	—	(20)	5	(29)	(44)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Preferred equity	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	(17)	(17)	—	—	(17)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(27)	—	(27)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(139)	(139)
Funds From Operations	234	66	29	190	152	78	75	(189)	635	—	—
Depreciation												(1,019)
Foreign exchange and financial instrument gain												236
Deferred income tax recovery												11
Other												(39)
Share of loss from equity-accounted investments												(171)
Net income attributable to non-controlling interests												73
Net loss attributable to Unitholders(2)												$(274)
(1)Share of loss from equity-accounted investments of $58 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $66 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at June 30, 2025
Cash and cash equivalents	$149	$51	$9	$221	$174	$90	$70	$15	$779	$(150)	$1,278	$1,907
Property, plant and equipment	15,060	1,368	3,107	6,164	4,547	2,613	749	—	33,608	(2,422)	45,165	76,351
Total assets	16,138	1,624	3,406	7,889	6,148	3,135	2,354	102	40,796	(2,752)	60,557	98,601
Total liabilities	9,413	531	1,988	6,064	4,749	2,045	1,075	5,248	31,113	(2,752)	36,913	65,274
As at December 31, 2024
Cash and cash equivalents	$55	$52	$24	$453	$151	$70	$56	$5	$866	$(112)	$2,381	$3,135
Property, plant and equipment	14,669	1,238	2,801	5,255	3,784	2,558	644	—	30,949	(1,831)	44,357	73,475
Total assets	15,653	1,452	3,184	7,081	4,894	3,313	2,106	95	37,778	(2,272)	59,303	94,809
Total liabilities	9,187	460	1,725	5,617	3,393	1,992	934	4,157	27,465	(2,272)	33,160	58,353

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
Hydroelectric
North America	$396	$313	$713	$653
Brazil	55	59	106	125
Colombia	269	310	609	661
	720	682	1,428	1,439
Wind	435	424	877	846
Utility-scale solar	338	259	636	488
Distributed energy & storage	199	113	331	190
Sustainable solutions	—	4	—	11
Total	$1,692	$1,482	$3,272	$2,974
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	June 30, 2025	December 31, 2024
United States	$38,162	$37,931
Colombia	13,381	12,431
Canada	7,762	7,116
Brazil	4,873	4,319
Europe	6,761	5,976
Asia–Pacific	8,355	7,550
Other	766	892
	$80,060	$76,215

7. INCOME TAXES
Brookfield Renewable's effective income tax rate was 203% and 97% for the three and six months ended June 30, 2025 (2024: (28)% and (26)%). The effective tax rate is different than the statutory rate primarily due to investment and production tax credits, net tax recovery associated with the reorganization of certain assets, unrealized foreign exchange gains, changes in tax assets not recognized, non-controlling interest income not subject to tax, and rate differentials.
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three and six months ended June 30, 2025. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

During the quarter, Neoen’s organizational structure was simplified following privatization. This reorganization led to the forfeiture of certain tax losses and a concurrent rebasing of certain assets for tax purposes which resulted in a current tax expense of $47 million and deferred income tax recovery of $161 million in the second quarter of 2025. Brookfield Renewable’s effective income tax rate for the three and six months ended June 30, 2025, before considering the simplification of Neoen’s organizational structure, was 86% and 58%, respectively.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2024	$32,899	$17,832	$15,191	$996	$66,918
Additions	3	137	187	51	378
Transfer from construction work-in-progress	7	404	1,204	5	1,620
Acquisitions through business combinations	—	—	40	—	40
Disposals	—	(1,970)	—	—	(1,970)
Transfer to assets held for sale	—	(526)	—	—	(526)
Items recognized through OCI:
Change in fair value	(75)	168	14	2	109
Foreign exchange	1,492	615	581	72	2,760
Items recognized through net income:
Change in fair value	—	(3)	(106)	—	(109)
Depreciation	(322)	(439)	(382)	(49)	(1,192)
As at June 30, 2025	$34,004	$16,218	$16,729	$1,077	$68,028

Construction work-in-progress
As at December 31, 2024	$299	$2,107	$3,264	$887	$6,557
Additions	93	577	1,755	517	2,942
Transfer to property, plant and equipment	(7)	(404)	(1,204)	(5)	(1,620)
Acquisitions through business combinations	—	—	462	—	462
Transfer to assets held for sale	—	—	(249)	—	(249)
Items recognized through OCI:
Foreign exchange	8	40	111	72	231
As at June 30, 2025	$393	$2,320	$4,139	$1,471	$8,323
Total property, plant and equipment, at fair value
As at December 31, 2024(2)(3)	$33,198	$19,939	$18,455	$1,883	$73,475
As at June 30, 2025(2)(3)	$34,397	$18,538	$20,868	$2,548	$76,351
(1)Includes biomass, cogeneration, and battery storage.
(2)Includes right-of-use assets not subject to revaluation of $47 million (2024: $49 million) in hydroelectric, $404 million (2024: $427 million) in wind, $711 million (2024: $637 million) in solar, and $21 million (2024: $3 million) in other.
(3)Includes land not subject to revaluation of $208 million (2024: $204 million) in hydroelectric, $62 million (2024: $61 million) in wind, $193 million (2024: $167 million) in solar, and $2 million (2024: $2 million) in other.

Subsequent to the quarter, Brookfield Renewable, alongside institutional investors, entered into the following transactions which directly related to the property, plant and equipment of its hydroelectric business:
•Signed a Hydro Framework Agreement with Google to contract up to 3,000 MW of capacity from its U.S. hydroelectric facilities by the end of 2032;
•Reached agreements to sell two 25% interests in a U.S. hydroelectric portfolio; and
•Agreed to acquire up to an incremental 15% ownership in its Colombia hydroelectric business, Isagen S.A. E.S.P.
Refer to Note 22 - Subsequent events for further details on the aforementioned transactions. As a result of the transactions, Brookfield Renewable completed a revaluation assessment of the carrying value of the property, plant and equipment of its hydroelectric business as at June 30, 2025. Also included in this assessment were hydroelectric assets that are accounted for as equity investments. Refer to Note 14 - Equity-accounted investments for the amounts recognized through other comprehensive income. The assessment determined that the carrying value of the property, plant and equipment approximated fair value as at June 30, 2025, taking into account the aforementioned transactions. Accordingly, the assessment resulted in a nominal impact to the carrying value of the property, plant and equipment of Brookfield Renewable’s hydroelectric business.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
China	Distributed energy & storage	540 MW	$269 million	25%
U.S.	Utility-scale solar	300 MW	$66 million	20%
U.S.	Various	725 MW	$47 million	58%
U.S.	Utility-scale solar	177 MW	$23 million	20%
U.S.	Distributed energy & storage	51 MW	$13 million	25%
U.K.	Wind	28 MW	$21 million	35%
U.S.	Distributed energy & storage	53 MW	$26 million	20%
9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	June 30, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	5.6	5	$169	$169	5.6	5	$240	$240
Commercial paper	4.8	<1	866	866	5.0	<1	431	431
Medium Term Notes:
Series 4 (C$150)	5.8	11	110	121	5.8	12	104	115
Series 9 (C$400)	—	—	—	—	3.8	<1	278	278
Series 10 (C$500)	3.6	2	367	369	3.6	2	348	349
Series 11 (C$475)	4.3	4	349	357	4.3	4	330	336
Series 12 (C$475)	3.4	5	349	345	3.4	5	330	324
Series 13 (C$300)	4.3	24	220	194	4.3	25	209	186
Series 14 (C$425)	3.3	25	312	232	3.3	26	296	222
Series 15 (C$400)(1)	5.9	7	294	325	5.9	8	278	307
Series 16 (C$400)	5.3	8	294	313	5.3	9	278	297
Series 17 (C$500)	5.3	29	367	375	5.3	29	348	361
Series 18 (C$300)	5.0	9	220	228	5.0	10	209	216
Series 19 (C$450)	4.5	10	331	330	—	—	—	—
	4.5	12	3,213	3,189	4.4	12	3,008	2,991
Hybrid Notes:
Fixed to fixed subordinated (C$200)	5.5	30	147	147	5.5	30	139	139
Fixed to fixed subordinated (C$250)	5.4	30	184	185	—	—	—	—
	5.4	30	331	332	5.5	30	139	139
Total corporate borrowings			4,579	$4,556			3,818	$3,801
Add: Unamortized premiums(2)			1				2
Less: Unamortized financing fees(2)			(17)				(18)
Less: Current portion			(866)				(709)
			$3,697				$3,093
(1)Includes $7 million (2024: $7 million) outstanding to an associate of Brookfield. Refer to Note 20 - Related party transactions for more details.
(2)Unamortized premiums and financing fees are amortized over the terms of the borrowing.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Credit facilities and commercial paper
Brookfield Renewable had $866 million of commercial paper outstanding as at June 30, 2025 (2024: $431 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 19 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	June 30, 2025	December 31, 2024
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,450
Draws on corporate credit facilities(1)	(169)	(240)
Authorized letter of credit facility	500	500
Issued letters of credit	(342)	(335)
Available portion of corporate credit facilities	$2,439	$2,375
(1)Amounts are guaranteed by Brookfield Renewable.

Medium-term notes and Hybrid notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 21 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2025, Brookfield Renewable issued C$450 million of Series 19 medium-term notes. The medium-term notes have a fixed interest rate of 4.54% and a maturity date of October 12, 2035. The Series 19 medium-term notes are corporate-level green bonds.
During the second quarter of 2025, Brookfield Renewable repaid C$400 million ($291 million) of Series 9 medium-term notes prior to maturity.
During the second quarter of 2025, Brookfield Renewable issued C$250 million of fixed-to-fixed reset rate subordinated hybrid notes. The hybrid notes have an interest rate of 5.37% and reset every five years starting on September 10, 2030 with a maturity date of September 10, 2055. The hybrid notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”). Non-recourse borrowings in South Korea consist of both fixed and floating interest rates indexed to the certificate deposit rate published by the Korea Financial Investment Association (“KOFIA”). Non-recourse borrowings in Australia consist of both fixed and floating interest rates indexed to the Bank Bill Swap Bid Rate (“BBSY”).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The composition of non-recourse borrowings is presented in the following table:

	June 30, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)(3)
Hydroelectric	7.0	8	$9,712	$9,694	7.0	8	$9,484	$9,363
Wind	5.5	9	8,701	8,603	5.9	9	10,228	10,224
Utility-scale solar	6.0	10	10,437	10,429	6.3	11	7,275	7,250
Distributed energy & storage	5.7	4	4,501	4,470	5.8	4	3,722	3,630
Sustainable solutions	7.8	3	274	274	6.5	1	195	195
Total	6.1	8	$33,625	$33,470	6.3	9	$30,904	$30,662
Less: Unamortized premiums and discounts(4)			(204)				(145)
Less: Unamortized financing fees(4)			(231)				(171)
Less: Current portion			(5,295)				(5,005)
			$27,895				$25,583
(1)Includes $1,187 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $68 million (2024: $65 million) outstanding to an associate of Brookfield. Refer to Note 20 - Related party transactions.
(3)During the quarter, subsidiaries of Brookfield Renewable, alongside related parties, became party to a non-recourse credit facility with third party lenders. Brookfield Renewable agreed that its subsidiaries would support their portion of any draws or repayments under the credit facility.
(4)Unamortized premiums, discounts and financing fees are amortized over the terms of the borrowing.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings as at June 30, 2025:

(MILLIONS)	As at December 31, 2024	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Transfer to liabilities held for sale	Foreign exchange	Other(2)(3)	As at June 30, 2025
Corporate borrowings	$3,802	564	—	—	—	197	—	$4,563
Non-recourse borrowings	$30,588	1,657	652	(811)	(383)	1,319	168	$33,190
(1)Excludes $204 million of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes amortization of unamortized premiums, discounts and financing fees.
(3)Includes $173 million of non recourse-borrowings acquired through asset acquisitions.
10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2025	December 31, 2024
Participating non-controlling interests – in operating subsidiaries	$23,627	$26,168
General partnership interest in a holding subsidiary held by Brookfield	47	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,280	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	2,106	2,269
Preferred equity	568	537
Perpetual subordinated notes	737	737
	$29,365	$32,218

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2024	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions	Acquisitions	Other	As at As at June 30, 2025
Brookfield Americas Infrastructure Fund	78%	$44	$(1)	$(9)	$—	$—	$—	$—	$—	$(1)	$33
Brookfield Infrastructure Fund II	43% - 60%	2,011	13	(170)	—	—	—	(18)	—	—	1,836
Brookfield Infrastructure Fund III	23% - 71%	3,456	(12)	74	7	(155)	—	(232)	—	(11)	3,127
Brookfield Infrastructure Fund IV	75%	2,106	(22)	116	202	(208)	(162)	(52)	—	5	1,985
Brookfield Infrastructure Fund V	72%	1,955	(29)	9	(1)	1	—	(60)	—	1	1,876
Brookfield Global Transition Fund I	77% - 80%	5,312	(14)	72	326	(99)	—	(51)	—	(44)	5,502
Brookfield Global Transition Fund II	66% - 80%	329	71	15	596	—	—	(17)	—	19	1,013
Neoen institutional partners	24% - 38%	601	127	27	617	—	—	—	(194)	—	1,178
Canadian Hydroelectric Portfolio	50%	1,219	15	96	1	—	—	(29)	—	—	1,302
The Catalyst Group	25%	125	12	8	—	—	—	(3)	—	—	142
Isagen institutional partners	53%	3,447	30	299	—	—	—	(275)	—	—	3,501
Isagen public non-controlling interests	0.3%	22	—	2	—	—	—	—	—	—	24
Other	2% - 71%	5,541	60	(111)	81	(1)	(432)	(23)	(2,972)	(35)	2,108
Total		$26,168	$250	$428	$1,829	$(462)	$(594)	$(760)	$(3,166)	$(66)	$23,627
As at December 31, 2024, the 47% of Neoen’s ownership interest that was not held by Brookfield Renewable and its institutional partners was recorded as non-controlling interest at its implied fair value equivalent to the amount paid for the initial 53% controlling stake in accordance with IFRS 10, Consolidated Financial Statements. The MTO conducted during the first quarter triggered the reclassification of the NCI and as of March 31, 2025, the 2% ownership interest that was not held by Brookfield Renewable and its institutional partners was recorded at a value of $194 million within Provisions in the consolidated statements of financial position. During the quarter, Brookfield Renewable, together with its institutional partners, completed a squeeze-out procedure to acquire the Neoen shares not tendered in the offer. Refer to Note 2 - Acquisitions for more details.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders and Class A.2 exchangeable shares of Brookfield Renewable Holdings Corporation held by Brookfield Holders.
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at June 30, 2025, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $35 million and $72 million were declared during the three and six months ended June 30, 2025 (2024: $32 million and $65 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares and class A.2 exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable, or in the case of class A.2 exchangeable shares, BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Refer to Note 20 - Related party transactions for more details.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and six months ended June 30, 2025, exchangeable shareholders of BEPC exchanged 248 and 35,561 BEPC exchangeable shares, respectively (2024: 7,459 and 10,142 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million). No Redeemable/Exchangeable partnership units or class A.2 exchangeable shares have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP, the BEPC exchangeable shares issued by BEPC and the class A.2 exchangeable shares issued by BRHC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at June 30, 2025, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares on a combined basis and units of GP interest outstanding were 194,487,939 units (December 31, 2024: 194,487,939 units), 179,605,290 shares (December 31, 2024: 179,640,851 shares), and 3,977,260 units (December 31, 2024: 3,977,260 units), respectively.
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three and six months ended June 30, 2025 and 2024.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
General partnership interest in a holding subsidiary held by Brookfield	$2	$1	$4	$2
Incentive distribution	35	32	72	65
	37	33	76	67
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	73	69	147	139
BEPC exchangeable shares and class A.2 exchangeable shares held by
Brookfield Holders	17	16	34	32
External shareholders	50	48	101	97
Total BEPC exchangeable shares and class A.2 exchangeable shares	67	64	135	129
	$177	$166	$358	$335
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at

				2025	2024	June 30, 2025	December 31, 2024
Series 1 (C$209)	8.37	5.20	April 2025	$4	$2	$153	$119
Series 2 (C$40)(1)	1.59	5.27	April 2025	1	2	30	54
Series 3 (C$249)	9.96	6.52	July 2024	4	4	182	172
Series 5 (C$103)	4.11	5.00	April 2018	2	2	75	71
Series 6 (C$175)	7.00	5.00	July 2018	3	3	128	121
	31.03			$14	$13	$568	$537
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and six months ended June 30, 2025, totaled $7 million and $14 million, respectively (2024: $6 million and $13 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2025, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
During the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Shares, Series 1 of BRP Equity during the five years commencing May 1, 2025 will be paid at an annual rate of 5.203%.
During the quarter, Brookfield Renewable declared the floating quarterly distributions on the Class A Preference Shares, Series 2 of BRP Equity during the three months commencing May 1, 2025 will be paid at an annualized rate of 5.27%.
During the quarter, 1,619 Class A Preference Shares, Series 1 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.
During the quarter, 1,524,396 Class A Preference Shares, Series 2 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 1 of BRP Equity.
In December 2024, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three and six ended June 30, 2025 and 2024.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Perpetual subordinated notes
Brookfield Renewable's perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the six months ended June 30		Carrying value as at

Issuance date				2025	2024	June 30, 2025	December 31, 2024
April, 2021	14.00	4.63	April, 2026	$8	$8	$340	$340
December, 2021	10.40	4.88	December, 2026	6	6	252	252
March, 2024	6.00	7.25	March, 2029	6	3	145	145
	30.40			$20	$17	$737	$737
Distributions paid during the three and six months ended June 30, 2025, totaled $10 million and $20 million, respectively (2024: $10 million and $17 million, respectively).
11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2025	2024	June 30, 2025	December 31, 2024
Series 7 (C$175)	7.00	5.50	January 2026	3	4	128	128
Series 13 (C$250)	10.00	6.05	April 2028	5	6	196	196
Series 15 (C$175)	—	—	April 2024	—	2	—	—
Series 17 ($200)	8.00	5.25	March 2025	5	5	195	195
Series 18 (C$150)	6.00	5.50	April 2027	4	3	115	115
	31.00			$17	$20	$634	$634
Distributions paid during the three and six months ended June 30, 2025, totaled $9 million and $17 million, respectively (2024: $9 million and $20 million, respectively).
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2024, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three and six months ended June 30, 2025 and 2024.
12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2025, 283,832,177 LP units were outstanding (December 31, 2024: 285,180,371 LP units) including 74,339,049 LP units (December 31, 2024: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and six months ended June 30, 2025, 67,986 and 139,220 LP units, respectively (2024: 62,494 and 157,512 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $3 million, respectively (2024: $2 million and $4 million, respectively).
During the three and six months ended June 30, 2025, exchangeable shareholders of BEPC exchanged 248 and 35,561 BEPC exchangeable shares, respectively (2024: 7,459 and 10,142 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

As at June 30, 2025, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders hold a 26% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct and indirect interest in the BEPC exchangeable shares and class A.2 exchangeable shares of BEPC as at June 30, 2025.
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and six months ended June 30, 2025, there were 350,600 and 1,522,975 LP units, respectively (2024: 1,063,400 and 2,279,654 LP units, respectively) repurchased and cancelled at a total cost of $7 million and $34 million, respectively (2024: $23 million and $52 million, respectively). There were no BEPC exchangeable shares repurchased during the during the three and six months ended June 30, 2025 and 2024.

Distributions
The composition of distributions for the three and six months ended June 30 are presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
Brookfield Holders	$28	$27	$56	$53
External LP unitholders	78	74	158	151
	$106	$101	$214	$204
In January 2025, distributions to unitholders were increased to $1.492 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect on the distribution paid in March 2025.
Distributions paid during the three and six months ended June 30, 2025 totaled $104 million and $207 million, respectively (2024: $105 million and $199 million, respectively).
13. GOODWILL
The following table provides a reconciliation of goodwill for the six months ended June 30, 2025:

(MILLIONS)	Total
Balance, as at December 31, 2024	$5,434
Acquisitions through business combinations	73
Foreign exchange and other	626
Balance, as at June 30, 2025	$6,133

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

14. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2025:

(MILLIONS)	Total
Balance, as at December 31, 2024	$2,740
Acquisitions through business combinations	929
Investment	56
Disposals	(125)
Share of net loss	(73)
Share of other comprehensive income	50
Dividends received	(64)
Change in basis of accounting(1)	230
Transfer to assets held for sale	(67)
Foreign exchange translation and other	33
Balance as at June 30, 2025	$3,709
(1)Includes the recognition of an 845 MW wind portfolio in the U.S. Refer to Note 3 - Disposal of assets for more details.
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Hydroelectric	22%-50%	22%-50%	$363	$349
Wind	25%-50%	25%-50%	979	476
Utility-scale solar	25%-65%	25%-65%	976	320
Distributed energy & storage	50%-67%	50%-67%	417	680
Sustainable solutions	4%-67%	4%-67%	974	915
			$3,709	$2,740
15. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2025	December 31, 2024
Cash	$1,492	$2,682
Short-term deposits	300	146
Cash subject to restriction	115	307
	$1,907	$3,135
16. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	June 30, 2025	December 31, 2024
Operations	$177	$284
Credit obligations	297	157
Capital expenditures and development projects	5	22
Total	479	463
Less: non-current	(178)	(177)
Current	$301	$286

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

17. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2025	December 31, 2024
Trade receivables	$1,000	$808
Sales taxes receivables	241	193
Prepaids and other	227	174
Short-term deposits and advances	212	200
Inventory	163	154
Collateral deposits(1)	133	197
Tax receivables	113	91
Current portion of contract asset	72	65
Other short-term receivables	303	242
	$2,464	$2,124
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
18. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2025	December 31, 2024
Accounts payable	$1,084	$787
Operating accrued liabilities	765	733
Interest payable on borrowings	287	264
Income tax payable	69	28
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	62	60
Current portion of lease liabilities	58	49
Current portion of contract liability	57	47
Other	167	136
	$2,549	$2,104
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield Holders are included in due to related parties.

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at June 30, 2025, Brookfield Renewable had $3,497 million (2024: $2,923 million) of capital expenditure commitments outstanding of which $1,879 million is payable in 2025, $1,170 million is payable in 2026, $431 million is payable in 2027 to 2029, and $17 million thereafter.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at June 30, 2025:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
South Korea	Utility-scale solar	244 MW development	KRW70 billion ($50 million)	25%	Q1 2032
South Korea	Utility-scale solar	39 MW operating	KRW32 billion ($23 million)	25%	Q3 2025
China	Wind	50 MW development	CNY58 million ($8 million)	20%	Q3 2025
China	Wind	201 MW development	CNY533 million ($74 million)	20%	Q3 2025
Brazil	Distributed energy & storage	812 MW development 30 MW operating	R$118 million ($22 million)	20%	2025 - 2026
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II and The Catalytic Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	June 30, 2025	December 31, 2024
Brookfield Renewable along with institutional partners	$82	$74
Brookfield Renewable's subsidiaries	4,203	2,718
	$4,285	$2,792

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties and Brookfield Corporation, of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
20. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield and its related parties.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2025 (December 31, 2024: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and six months ended June 30, 2025 totaled nil (2024: nil).
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by Brookfield Renewable. These financings are typically provided at market rates and as at June 30, 2025, $68 million of non-recourse borrowings (December 31, 2024: $65 million) and $7 million of corporate borrowings (December 31, 2024: $7 million) were due to Brookfield Wealth Solutions. Brookfield Wealth Solutions has also subscribed to tax equity financing of $27 million (December 31, 2024: $1 million) and preferred limited partners equity of $11 million (December 31, 2024: $10 million). As at June 30, 2025, Brookfield Renewable had $359 million (December 31, 2024: $348 million) of borrowings from Brookfield Wealth Solutions classified as due to related party.
During the second quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to a $100 million tax equity financing through a preferred equity structure with Brookfield Wealth Solutions on an arm’s length basis. As at June 30, 2025, $14 million was recognized as a financial liability on the consolidated statements of financial position.
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. These agreements are typically entered into at market rates. During the three and six months ended June 30, 2025, Brookfield Renewable transferred nil and $19 million, respectively (2024: nil and nil, respectively) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 52 MW utility-scale solar asset in Jamaica owned by Neoen to an associate of Brookfield Renewable for proceeds of approximately $19 million (approximately $2 million net to Brookfield Renewable). The asset was subject to a pre-existing sale and purchase agreement negotiated at arms’ length that was entered into prior to Brookfield Renewable acquiring Neoen and therefore no gain or loss was recorded as a result of the transaction.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
Subsequent to the quarter, Brookfield Renewable agreed to acquire up to an incremental 15% ownership in Isagen S.A. E.S.P. from a Brookfield affiliate, at a value equivalent to a third party purchase price, for up to $1 billion. The closing of this transaction is expected to occur in the third quarter of 2025. Brookfield Renewable will continue to consolidate this business.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 50% interest in a 450 MW portfolio of operating hydroelectric assets in the U.S. for expected proceeds of approximately $522 million ($250 million net to Brookfield Renewable), of which 25% was sold to an affiliate of Brookfield at a value equivalent to what was agreed to with the third party that acquired the other 25% interest in the portfolio. Brookfield Renewable will maintain control of the portfolio subsequent to the partial sale. The closing of this transaction is subject to customary closing conditions.
The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the consolidated statements of income (loss):

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2025	2024	2025	2024
Revenues
Power purchase and revenue agreements	$(2)	$(8)	$24	$8
Development services	3	—	14	—
	$1	$(8)	$38	$8
Other income
Distribution income	$17	$1	$29	$3
Interest and other investment income	—	—	5	—
	$17	$1	$34	$3

Direct operating costs
Other related party services	$—	$(5)	$(7)	$(5)

Interest expense
Borrowings	$(32)	$(13)	$(112)	$(27)
Contract balance accretion	(9)	(9)	(19)	(17)
	$(41)	$(22)	$(131)	$(44)
Other
Other related party services (expense) income	$(1)	$2	$(2)	$3
Financial instrument gain	6	—	6	2
	$5	$2	$4	$5

Management service costs	$(56)	$(53)	$(105)	$(98)

Current income tax
Investment tax credits	$—	$—	$19	$—

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	June 30, 2025	December 31, 2024
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$72	$65
Due from related parties
Amounts due from	Brookfield(1)	$355	$573
	Equity-accounted investments and other(2)	696	300
		$1,051	$873
Assets held for sale	Equity-accounted investments and other	$—	$125

Financial instrument assets	Brookfield	$45	$38
Non-current assets
Other long-term assets
Contract asset	Brookfield	$237	$250
Due from related parties	Equity-accounted investments and other	11	8
Current liabilities
Contract liability	Brookfield	$57	$47
Due to related parties
Amounts due to	Brookfield(3)	$4,944	$4,005
	Equity-accounted investments and other	2,018	684
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	45	43
		$7,130	$4,855
Liabilities held for sale	Equity-accounted investments	$—	$31
Non-current liabilities
Financial instrument liabilities	Brookfield	$10	$13
	Brookfield Wealth Solutions	27	1
Due to related parties
Amounts due to	Brookfield(3)	$778	$309
	Brookfield Wealth Solutions	236	225
	Equity-accounted investments and other	50	58
		$1,064	$592
Corporate borrowings	Brookfield Wealth Solutions	$7	$7

Non-recourse borrowings	Brookfield Wealth Solutions	$68	$65

Other long-term liabilities
Contract liability	Brookfield	$681	$686
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$10
(1)Includes receivables of $190 million (2024: $376 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes $507 million assumed on acquisition of a fully integrated developer and operator of renewable power assets in the United States. Refer to Note 2 - Acquisitions for more details.
(3)Includes payables of $137 million (2024: $32 million), $1,396 million (2024: $87 million), and $2,836 million (2024: $3,493 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

21. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2025
Current assets	$45	$390	$3,614	$1,379	$7,796	$(5,418)	$7,806
Long-term assets	4,003	240	1	40,765	90,692	(44,906)	90,795
Current liabilities	86	9	61	8,505	16,548	(7,510)	17,699
Long-term liabilities	—	—	3,525	508	43,839	(297)	47,575
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	23,627	—	23,627
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,280	—	—	2,280
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,106	—	2,106
Preferred equity	—	568	—	—	—	—	568
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	634	—	—	639	—	(639)	634
As at December 31, 2024
Current assets	$41	$369	$3,193	$429	$8,836	$(4,033)	$8,835
Long-term assets	4,282	227	1	41,568	85,893	(45,997)	85,974
Current liabilities	80	8	322	7,257	13,619	(6,721)	14,565
Long-term liabilities	—	—	2,853	352	40,583	—	43,788
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	26,168	—	26,168
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,457	—	—	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,269	—	2,269
Preferred equity	—	537	—	—	—	—	537
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	634	—	—	639	—	(639)	634
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended June 30, 2025
Revenues	$—	$—	$—	$—	$1,692	$—	$1,692
Net (loss) income	(54)	—	3	(543)	355	339	100
Three months ended June 30, 2024
Revenues	$—	$—	$—	$—	$1,482	$—	$1,482
Net (loss) income	(70)	—	—	(505)	216	271	(88)
Six months ended June 30, 2025
Revenues	$—	$—	$—	$—	$3,272	$—	$3,272
Net (loss) income	(147)	—	5	(1,224)	553	805	(8)
Six months ended June 30, 2024
Revenues	$—	$—	$—	$—	$2,974	$—	$2,974
Net (loss) income	(126)	—	—	(886)	399	455	(158)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 10 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
22. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable agreed to acquire up to an incremental 15% ownership in Isagen S.A. E.S.P. for up to $1 billion. The closing of this transaction is expected to occur in the third quarter of 2025. Brookfield Renewable will continue to consolidate this business.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a 40% interest in a renewable platform with 188 MW of operating and under construction distributed generation assets in South America for approximately $28 million ($3 million net to Brookfield Renewable). The closing of this transaction is expected to occur in the second half of 2025 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, reached agreements to sell two 25% interests in a portfolio of 450 MW portfolio of operating hydroelectric assets in the U.S. for expected proceeds of approximately $522 million ($250 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to sell its 50% interest in a multi-national distributed generation development business for proceeds for approximately €57 million ($67 million) (€11 million ($13 million) net to Brookfield Renewable). Brookfield Renewable accounts for this investment under the equity method.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a 100% interest in a portfolio of distributed generation assets in Spain for approximately €116 million ($136 million) (€23 million ($27 million) net to Brookfield Renewable). The portfolio of assets will be contributed into a U.K. distributed generation platform at the same valuation.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to sell a portfolio of 317 MW of operating wind assets in Australia for proceeds of approximately A$258 million ($168 million) (A$24 million ($16 million) net to Brookfield Renewable). The closing of this transaction is expected to occur in the second half of 2025 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the sale of a 650 MW portfolio of operating and under construction wind, solar and battery projects in Australia that were included as part of a pre-existing sale and purchase agreement at the time of the Neoen acquisition.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2025

GENERAL INFORMATION
Corporate Office
73 Front Street
5th Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP
Connor Teskey
Chief Executive Officer
Patrick Taylor
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
8th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Stephen Westwell
Patricia Zuccotti

Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
NYSE: BEPJ (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2024 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN